DallasNews CORPORATION

2024 Annual Report



About DallasNews Corporation

DallasNews Corporation is the Dallas-based holding company of *The Dallas Morning News* and Medium Giant. *The Dallas Morning News*, Texas' leading daily newspaper, is renowned for its excellent journalistic reputation, intense regional focus, and close community ties. As a testament to its commitment to quality journalism, the publication has been honored with nine Pulitzer Prizes. Medium Giant, an integrated creative marketing agency with offices in Dallas and Tulsa, works with a roster of premium brands and companies. In 2024, the agency earned top industry recognition, winning an AAF Addy and the AMA DFW Annual Marketer of the Year Award for Campaign of the Year, along with six prestigious Davey Awards.



March 26, 2025

Dear Fellow Shareholder,

In 2024, DallasNews Corporation's two operating businesses – *The Dallas Morning News* and our integrated marketing agency, Medium Giant - continued to successfully execute against key priorities in support of a sustainably profitable business model. They did so amid rapid and consequential industry factors like artificial intelligence, the evolving media consumption habits of consumers, and growing pressure on brands to meet the changing needs of consumers. Our sustaining competitive advantage in this environment – keen, insightful and thoughtful storytelling – remains core to our success across both businesses, both of which continue to attract, develop and retain creative storytellers who cut through the noise, capture attention, and build connections.

Growth Drivers: The Dallas Morning News and Medium Giant

At *The Dallas Morning News*, for example, our reporting impacts North Texan's lives by helping them understand the strengths and weaknesses of their community and the world around them, and having journalists who relentlessly pursue stories wherever they take them. When our journalism is at its best, our stories help change laws that lead to a better quality of life for our citizens. Investments in video, our flagship app, and commenting tools augment this journalistic platform while helping to ensure we meet consumers 'where they are' through an interactive, engaging digital experience

At Medium Giant, we leverage complementary storytelling skills to help our clients generate new customers, retain existing customers, or simply keep their brand top-of-mind. When Medium Giant is at its best, we are winning new clients, retaining our existing clients, and being recognized nationally for our creativity and strategic execution.

Importantly, one of our most significant achievements in 2024 – the sale of our printing operations in Plano for total proceeds of $43.5 million – will provide capital to significantly strengthen our balance sheet, provide essential capital to extend our print runway and provide the time and financial resources needed to invest in our digital future. This new facility provides key additional benefits: it is 90% smaller, requires 60% fewer employees and facilitates a reduction in annual operating expenses by $5 million annually.

We will be judicious and thoughtful stewards of this new capital, mindful of our allocation priorities: investments back into the business, addressing legacy pension liabilities and returning capital to shareholders. With respect to the former category, we are now well-positioned to prioritize additional investments in technology related to digital yield management. The primary investment we are making in 2025 is the implementation of a dynamic paywall empowered by artificial intelligence. This technology will allow us to more precisely determine which visitors to our website have a higher propensity to subscribe, versus those that are more effectively monetized through advertising.

In addition to this new technology, we remain focused on growing the volume and revenue related to our digital subscriptions. *The Dallas Morning News* has been consistent in our belief that we offer a premium product, and therefore should charge a premium price. While we remain committed to offering a premium product, we are testing lower price points in an effort to expand our base of digital subscribers. We started testing lower prices in 2024, and we are encouraged by the early results. Our volume is once again growing, and we are optimistic that our upgrade in technology will help fuel that growth moving forward.

Our Expanding, Dynamic Market

Both of our companies benefit from serving one of the fastest-growing metropolitan areas in the country. Our primary market is North Texas, which surpassed 8.3 million residents in 2024 and is forecasted to surpass 12 million residents by 2050. In 2024, Dallas announced it would be the home of the Texas Stock Exchange, a new, fully electronic national securities exchange allowing domestic and global companies to access U.S. equity capital markets. North Texas was also announced as a host city for the 2026 FIFA World Cup, and will be the international broadcast hub for all World Cup matches across the United States.

Moving Forward

In closing, I am grateful to our shareholders, Board of Directors, and the employees of DallasNews Corporation for allowing me to lead this Company at an important time in its history. We at DallasNews Corporation feel strongly that securing a sustainably profitable business model for journalism is important for North Texans, and also important for the role it plays in protecting our democracy across our country.

My fellow Board of Directors and I thank the Company's shareholders for their support during this period of transformation.

Sincerely,

Grant S. Moise
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: **December 31, 2024**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commissions file no. **1-33741**

The Dallas Morning News medium giant

DallasNews CORPORATION

(Exact name of registrant as specified in its charter)

Texas	**38-3765318**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P. O. Box 224866, Dallas, Texas 75222-4866	**(214) 977-8869**
(Address of principal executive offices, including zip code)	(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Series A Common Stock, $0.01 par value	**DALN**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
Series B Common Stock, $0.01 par value (Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer: ☐ Accelerated Filer: ☐ Non-Accelerated Filer: ☑ Smaller Reporting Company: ☑

Emerging Growth Company: ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant’s voting stock held by nonaffiliates on June 30, 2024, based on the closing price for the registrant’s Series A Common Stock on such date as reported on The Nasdaq Stock Market LLC, was approximately $16,626,180.*

Shares of Common Stock outstanding at March 12, 2025: 5,352,490 shares (consisting of 4,739,012 shares of Series A Common Stock and 613,478 shares of Series B Common Stock).

* For purposes of this calculation, the market value of a share of Series B Common Stock was assumed to be the same as a share of Series A Common Stock into which it is convertible.

Documents incorporated by reference:

Selected designated portions of the registrant’s definitive proxy statement, relating to the Annual Meeting of Shareholders to be held on May 8, 2025, are incorporated by reference into Parts II and III of this Annual Report.

DALLASNEWS CORPORATION
FORM 10-K
TABLE OF CONTENTS

PART I

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this Annual Report on Form 10-K concerning DallasNews Corporation's (the "Company") planned transition of print operations, expected capital investments and expense savings related to the transition, use of the proceeds from the sale of its Plano, TX printing facility, the Company's business outlook or future economic performance, revenues, expenses, cash balance, capital expenditures, investments, impairments, business initiatives, pension plan contributions and obligations, working capital, future financings and other financial and non-financial items that are not historical facts are "forward-looking statements" as the term is defined under applicable federal securities laws. Words such as "anticipate," "assume," "believe," "can," "could," "estimate," "forecast," "intend," "expect," "may," "project," "plan," "seek," "should," "target," "will," "would" and their opposites and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks, trends and uncertainties are, in most instances, beyond the Company's control, and include changes in advertising demand and other economic conditions; the timeline for transitioning print operations; consumers' tastes; newsprint and distribution prices; program costs; the Company's ability to successfully execute the Return to Growth Plan; the Company's ability to maintain compliance with the continued listing requirements of The Nasdaq Capital Market; the success of the Company's digital strategy; labor relations; cybersecurity incidents; and technological obsolescence. Among other risks, there can be no guarantee that the Company's board of directors will approve a quarterly dividend in the future or that the Company's financial projections are accurate, as well as other risks described in this Annual Report on Form 10-K and the Company's other public disclosures and filings with the Securities and Exchange Commission. Forward-looking statements, which are as of the date of this filing, are not updated to reflect events or circumstances after the date of the statement.

All dollar amounts presented herein the Annual Report on Form 10-K, except share and per share amounts, are presented in thousands, unless the context indicates otherwise.

Item 1. Business

DallasNews Corporation and its subsidiaries are referred to collectively herein as "DallasNews" or the "Company." DallasNews was formed in February 2008 through a spin-off from its former parent company and is registered on The Nasdaq Stock Market LLC (Nasdaq trading symbol: DALN). DallasNews is the Dallas-based holding company of *The Dallas Morning News* and Medium Giant.

The Dallas Morning News ("TDMN" or "*The News*") is Texas' leading daily newspaper with an excellent journalistic reputation, intense regional focus and close community ties. The company has won nine Pulitzer Prizes and is the oldest continuously operated business in Texas, dating back to 1842.

In addition, the Company has a full-service agency, Medium Giant, with capabilities including strategy, creative and media management with a focus on strategic and digital marketing, and data intelligence that provide a measurable return on investment to its clients.

Business Overview

The Company's goal is to create value for investors by being the premier provider of relevant and original local journalism in North Texas so citizens can make informed choices about their lives and the life of the communities in which they live. This commitment to excellence in journalism attracts and retains subscribers to the print edition, the digital site, and mobile applications.

The print media industry has encountered continuous declines in revenue primarily due to the secular shift of readers and advertisers to digital platforms. The Company has sought to limit its exposure to these industry risks through greater development of its digital platforms for delivery of news and advertising, and leveraging its brand and personnel to enhance its media agency solutions. However, these improvements may not result in a sufficient increase in revenue to offset the declines the Company is experiencing in its traditional print media business.

The Company operates *The Dallas Morning News* (*dallasnews.com*), Texas' leading newspaper. These operations generate revenue from sales of advertising within the Company's newspaper and digital platforms, subscriptions and retail sales of its newspaper, commercial printing and distribution services primarily related to national newspapers.

The Dallas Morning News' first edition was published on October 1, 1885. *The News* is one of the leading metropolitan newspapers in the United States. The newspaper is distributed primarily in Dallas County and six surrounding counties. This coverage area represents one of the most populous and fastest growing metropolitan areas in the country. *The News* has been awarded nine Pulitzer Prizes for news reporting, editorial writing and photography. *The News* also has *Al Dia*, an award-winning Spanish-language digital-only product that publishes online daily, as news develops, and in a weekly ePaper edition available online.

Businesses producing and providing services within the print and newspaper industry have encountered significant declines in revenue as a result of increasing use of the internet for delivery of information. These businesses have been challenged to find alternative solutions to offset the loss of revenue. The majority of revenues within the newspaper industry were historically generated from display and classified advertisements followed by revenues from subscriptions and retail sales of newspaper. Revenues from subscriptions and retail sales of newspapers have experienced greater resilience as readers have been willing to pay higher prices for the product, which has substantially offset lower circulation volumes. The Company has faced ongoing revenue declines primarily in print advertising and expects these trends to continue. As a result the Company is more focused on a digital news format to offset some of its declines in print, specifically around advertising. Preprint advertising continues to experience a much greater secular decline across the industry and may eventually become obsolete. In the third quarter of 2023, the Company made the strategic decision to exit its shared mail program to deliver weekly preprints.

In addition to traditional print and digital advertising, the Company has a full-service agency, Medium Giant, with capabilities including strategy, creative and media management with a focus on strategic and digital marketing, and data intelligence that provide a measurable return on investment to its clients. Through the full-service capabilities, the Company is able to offer businesses comprehensive, strategic and creative marketing solutions which allow our clients to connect with their business, their brand and their audiences to drive growth.

The following describes the Company's various revenue streams.

Advertising and Marketing Services Revenue - Advertising and marketing services revenue accounted for approximately 38 percent of total revenue for 2024.

The Company has a comprehensive portfolio of print advertising products, which includes display and classified advertising. Display revenue results from sales of advertising space within the Company's newspaper to local, regional or national businesses with local operations, affiliates or resellers. Classified revenue, which includes automotive, real estate, employment, obituaries, immigration, and other, results from sales of advertising space in the classified and other sections of the Company's newspaper. At the end of August 2023, the Company exited its shared mail program to deliver weekly preprints and discontinued print-only editions of its niche publications.

Digital advertising revenue is generated by digital sales of banner, classified and native advertisements on the Company's news websites, social media platforms and mobile apps.

Marketing and media services revenue is primarily comprised of strategic and creative services, website management and content services, media services consisting of paid search, social and targeted digital advertising on third-party platforms (programmatic), as well as traditional media including direct mail, promotional products, out of market print inserts, and over-the-top advertising on streaming platforms. The revenue also includes subscriptions to the Company's multi-channel marketing solutions cloud-based software and services.

Circulation Revenue - Circulation revenue accounted for approximately 52 percent of total revenue for 2024.

Print circulation revenue is generated primarily by selling home delivery subscriptions, including premium publications, and from single copy sales to non-subscribers. DallasNews' steadfast commitment to producing superior, unduplicated local journalism enables the Company's newspaper to charge premium subscription rates. *The Dallas Morning News'* goal is to maximize the amount of recurring revenue from consumers of the Company's print and digital products. The Company continuously assesses the journalism provided to subscribers and their willingness and ability to pay higher rates by geographic area. The Company has implemented effective rate increases to select subscribers or retailers. DallasNews' and the newspaper industry as a whole, are challenged to maintain and grow print circulation volume. To the extent circulation volume declines cannot be offset by rate increases, the Company will realize lower circulation revenue. Circulation volume declines could also result in lower rates and volumes for advertising revenue.

Digital circulation revenue is generated by digital-only subscriptions. The Company's news websites, including *dallasnews.com* and *aldiadallas.com*, are the leading English and Spanish news and social media platforms in the North Texas region. *The News'* websites offer late-breaking and other up-to-date news coverage, user-generated content, advertising, e-commerce and other services. The Company's journalists have expanded their reach and deepened their engagement with audiences by delivering news, and local customized content and advertising across multiple social media platforms such as newsletters, blogs, Facebook and X, formerly known as Twitter, which direct traffic to the Company's news websites. In addition, a digital replica of *The Dallas Morning News*, known as the ePaper, is available to subscribers to consume news through a digital device in a more traditional format. The Company's success depends to a significant extent on its ability to develop and manage the digital business in response to the changes in consumers' preferences and behaviors, as well as changes to advertising expenditures, as described above.

Printing, Distribution and Other Revenue - Printing, distribution and other revenue accounted for approximately 10 percent of total revenue for 2024 and includes commercial printing and distribution, and shared mail packaging services.

Commercial printing and distribution services are provided for certain national newspapers, leveraging the capacity of the Company's production and distribution assets. The Company believes the incremental revenue from these services allows a greater return from its operating assets.

A shared mail packaging business is operated in Tempe, Arizona, providing mailed advertisements for business customers; however, in the third quarter, the Company's partner for its program to distribute mailed advertisements gave their six-month termination notice, ending the agreement in April 2025.

Raw Materials and Distribution

The basic material used in publishing newspapers is newsprint. The Company has a Paper Supply Agreement, expiring in August 2025, with Gannett Supply Corporation ("Gannett"), a newsprint broker, which will be the Company's sole supplier of newsprint from designated newsprint suppliers at market-based prices during the term of the agreement, except in certain specified instances. The agreement is renewable for successive one-year terms upon mutual agreement of the parties, and is terminable by either party on 180 days prior written notice. This agreement allows the Company access to multiple mills at competitive pricing. Management believes the Gannett agreement provides adequate sources of newsprint to meet the Company's current needs. Significant increases in newsprint costs or the Company's inability to obtain an adequate supply of newsprint in the future could adversely affect its financial condition and results of operations.

During 2024, Company operations consumed 4,850 metric tons of newsprint at an average cost of $646 per metric ton. Consumption of newsprint in 2023 was 6,658 metric tons at an average cost of $779 per metric ton.

The Company's newspaper and other commercial print products are produced at a facility in Plano, Texas. The Company's new leased facility is expected to be fully operational in 2025; see Note 9 – Long-Lived Assets for additional information. Distribution of printed products to subscribers, retailers and newsstands is made under terms of agreements with third-party distributors. The Company believes a sufficient number of third-party distributors exist to allow uninterrupted distribution of the Company's products. However, there are challenges with third-party distributors being able to retain carriers to deliver the newspaper. In addition, if third-party service providers face financial difficulties or terminate their relationship with the Company, this could adversely affect the Company's ability to satisfy its customers or operate the business, and could affect results of operations.

Competitive Strengths and Challenges

The Company's strengths include:

- the largest news-gathering operation in North Texas

- the opportunity to build valuable first-party data sets about consumers in North Texas due to the millions of unique visitors who come to the Company's websites monthly

- the ability to develop innovative new product and service offerings which leverage the Company's brand equity, existing content, distribution platforms, technologies and relationships

- the ability to provide clients with full-service agency capabilities including strategic and creative services, website management and content services, and media services which allow our clients to connect with their business, their brand and their audiences

- sufficient liquidity to allow the Company to invest opportunistically in the Company's business

- an affluent and educated demographic base in its market centered around one of the fastest growing regions in the country

- the ability to market print or digital products and services to large and targeted audiences at low marginal costs

- a large sales force with knowledge of the marketplaces in which the Company conducts its business, and relationships with current and potential print and digital advertising clients

- the ability to manage operating costs effectively according to market pressures

The Company's challenges include:

- decline in print advertising

- classified advertising, specifically related to legal notices and being subject to legislation

- effective monetization of locally-created online content on the Company's websites while balancing the impact of potential lower traffic volumes with an established metered-based model

- operating in a competitive environment with increased competition from other media, particularly internet-based media provided to customers at no cost

- timely growth of revenue and profits related to the Company's agency, digital services and digital subscriptions businesses that would provide for an offset to declines in revenue and profits related to the Company's print advertising and print circulation

- operating in a competitive agency market with competition from large established agencies and in-house marketing

In response to the decline in print revenue, the Company built agency capabilities, including strategy, creative and media management with a focus on strategic and digital marketing, and data intelligence that provide a measurable return on investment to its clients. The Company leverages its news content to improve engagement on the Company's digital platforms that results in increased digital subscriptions and associated revenue. The Company also continues to diversify its revenue base by leveraging the available capacity of its existing assets to provide print and distribution services for newspapers and other customers requiring these services, by introducing new advertising and marketing services products, and by increasing circulation prices.

Because of declining print circulation, the Company has developed broad digital strategies designed to provide readers with multiple platforms for obtaining online access to local news. The Company continues to obtain additional key demographic data from readers, which allows the Company to provide content desired by readers and to modify marketing and distribution strategies to target and reach audiences valued by advertisers. The Company has access to programmatic digital advertising platforms that provide digital ad placement and targeting efficiencies and increases utilization of digital inventory within the Company's platforms. Additionally, in order to optimize owned and operated digital advertising revenue, the Company has adopted a holistic yield management approach powered by real-time bidding technologies and data analysis to ensure the optimal mix of direct sales and programmatic ad sales is achieved.

Strategy

DallasNews is committed to producing quality journalism for its communities and providing innovative digital marketing solutions for its customers through its agency capabilities, while creating value for shareholders over the long-term. The Company continuously evaluates its operations and investments against various economic factors to determine the appropriate strategies.

The Company is committed to maintaining the leading digital and print platforms for delivering news of the highest quality and reliability in the North Texas area, as well as creating and developing innovative print and digital marketing services capabilities that address the needs of clients and advertisers.

The Company seeks to achieve these objectives through the following strategies:

- produce quality local journalism at scale, distributed through digital platforms that improve user engagement and result in increased digital subscriptions and customer retention

- develop new ways to grow advertising dollars on the Company's digital platforms

- grow recurring advertising and digital marketing services revenue through a client-first approach and enhanced full-service agency capabilities

- improve print revenues and increase utilization of operating assets by maintaining profitable print and distribution services to third parties

- continue to align costs with revenue, maintain liquidity to support future business and product initiatives, and provide flexibility to meet strategic investment opportunities and other cash flow requirements

Competition

DallasNews' newspaper and related websites primarily serve audiences in the North Texas area. The Company competes for advertising revenue for its newspaper and websites with other print and agency companies. Advertising revenues for the Company's newspaper and websites are responsive to circulation and traffic volumes, demographics of their subscriber bases, advertising results, rates and customer service. Advertising on digital platforms is highly competitive and largely dominated by large internet companies. As advertisers reallocate marketing expenditures from print to digital channels, the Company believes its strong local brand and its full-service agency, Medium Giant, has capabilities that will allow it to offer exclusive advertising and digital marketing solutions to local businesses on a competitive scale, but still face competition from large established agencies and in-house marketing.

The Dallas Morning News has the highest paid print circulation in the North Texas area while competing with one other metropolitan newspaper in parts of its geographic market. Circulation revenues are challenged primarily due to free and readily-accessible news, entertainment, advertising and other content available through the internet. This secular shift from print to digital media continues as consumer lifestyles embrace technological advancements, particularly with mobile devices, which provide access to a wide variety of digital news and advertising alternatives, including news websites and social media platforms, online advertising networks and exchanges, online classified services, and direct email advertising. Competition for readers is primarily based on mode of delivery, quality of the Company's journalism, price, timeliness of interaction with audiences, and customer service. News and other digital content produced by the Company's newspaper are available via its websites, mobile applications and through email. The Company offers competitive technology for accessing digital content on mobile devices and via personal computers. Journalists engage online readers through newsletters, blogs, X, formerly known as Twitter, and other social media posts.

Seasonality

DallasNews' advertising revenues are subject to moderate seasonality, with print and digital advertising revenue typically higher in the fourth calendar quarter of each year because of the holiday shopping season. The level of print and digital advertising sales in any period may also be affected by advertisers' decisions to increase or decrease their advertising expenditures in response to anticipated consumer demand and general economic conditions.

Employees

As of December 31, 2024, the Company had 526 employees, a headcount decrease of 75 or 12.5 percent when compared to December 31, 2023, primarily resulting from the 2023 Voluntary Severance Program. Approximately 22 percent of the Company's employees are under a collective bargaining agreement that became effective on July 1, 2023. The Company expects additional headcount reductions in 2025 related to its printing facility transition. See Note 9 – Long-Lived Assets for additional information.

The Company considers its relationship with its employees to be very good and is committed to an equitable and inclusive workplace that reflects the diversity of its local readers and the communities it serves.

Available Information

DallasNews maintains its corporate website at *dallasnewscorporation.com*, which makes available, free of charge, this Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, its Current Reports on Form 8-K and amendments to those reports, as filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as soon as reasonably practicable after the reports are electronically filed with or furnished to the Securities and Exchange Commission (the "SEC").

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Overview

Cybersecurity threats and computer crime pose a risk to the security of the Company's information technology ("IT") systems and those of third-party service providers with whom it does business, as well as the confidentiality, integrity and availability of the data stored on those systems. As part of our overall risk management framework, the Company has developed and maintains an information security program consisting of policies, procedures, systems, controls and technology designed to help prevent, identify, detect and mitigate cybersecurity risks.

Prevention, Identification, Detection and Mitigation Processes

Effective assessment, identification and management of material risks from cybersecurity threats involve a comprehensive and proactive approach. The Company's key processes include, but are not limited to, the following:

- Cybersecurity Policies and Procedures: The Company's IT department has developed and implemented cybersecurity policies and procedures designed to align with industry best practices, such as the National Institute of Standards and Technology Cybersecurity Framework, and applicable regulatory requirements.

- Incident Response Plan: The Company has developed and maintains an incident response plan that outlines the steps to be taken in the event of a cybersecurity incident. Annual testing is conducted to determine the effectiveness of the incident response plan, and maintenance of backup and protective systems is performed as needed.

- Employee Training and Awareness: Mandatory ongoing cybersecurity training is provided to all employees to educate them about potential cybersecurity risks. Management fosters a culture of cybersecurity awareness and encourages employees to be proactive in identifying and reporting security issues.

- Access Control and Authentication: The IT department maintains strong access controls and multi-factor authentication to ensure that only authorized personnel have access to sensitive systems and data. This access is regularly reviewed and updated as needed based on job roles and responsibilities.

- Security Control: The IT department has implemented and continually monitors security controls, including firewalls, end-point detection and response, intrusion detection/prevention systems, file integrity monitoring and data encryption, to protect against cybersecurity threats. These tools and controls are regularly updated to address vulnerabilities and ensure the security of information technology infrastructure.

- Reviews of IT Internal Controls: Reviews are performed by the Company's internal audit team to assess the effectiveness of IT internal controls and compliance with the Company's policies, and any identified weaknesses are promptly addressed.

- Vulnerability Scans: Vulnerability scans are executed quarterly across the environment to proactively identify software weaknesses and vulnerabilities that could be exploited in a cybersecurity attack. Any identified vulnerabilities are promptly addressed.

- Encryption and Data Protection: Encryption methods are in place to protect certain sensitive data. There are also programs in place to monitor and secure the Company's retained data.

- Asset Inventory: The Company maintains an up-to-date inventory of all assets, including hardware, software, data and network infrastructure. Assets critical to the Company's operations have been identified and prioritized accordingly.

- Continuous Monitoring: The IT department has implemented monitoring tools and processes to detect and respond to cybersecurity threats in real time.

A third-party security information and event management ("SIEM") partner provides security monitoring and alerts twenty-four hours a day, seven days a week. The Company engages an independent Qualified Security Assessor organization to perform penetration testing in order to validate the Company's Payment Card Industry ("PCI") compliance and adherence to the PCI Data Security Standard. The Company also collaborates with outside legal counsel to ensure compliance with regulatory requirements.

The Company has implemented and continues to maintain its IT policies, standards, procedures, and controls to oversee, identify and manage cybersecurity risks associated with third-party service providers. These include, but are not limited to, an IT acceptable use policy, a contractor/consultant work policy and a vendor management policy.

Impact of Risks from Cybersecurity Threats

The Company has experienced cybersecurity incidents in the ordinary course of business and will continue to experience risks from cybersecurity threats that could have a material adverse effect on its business strategy, results of operations, or financial condition. Although prior cybersecurity incidents have not had a material adverse effect on the Company's business strategy, results of operations, or financial condition to date, any actual or perceived breach of its security could cause operational disruption and result in delays or inability to produce, print and deliver its publications and other third-party print publications, damage the Company's reputation, cause the Company to lose existing customers, prevent the Company from attracting new customers, or subject the Company to third-party lawsuits, regulatory investigations and fines or other actions or liabilities, any of which could materially adversely affect the Company's business strategy, results of operations, or financial condition. In addition, more resources may be needed for the security of the Company's information technology systems in the future, which could increase the cost of doing business or otherwise materially adversely affect the Company's business strategy, results of operations, or financial condition.

Governance

Both management and the Company's board of directors are involved in the oversight of risks from cybersecurity threats. The Company's information security program is designed to ensure that management and the board of directors are adequately informed about, and provided with the tools necessary to monitor, (i) material risks from cybersecurity threats and (ii) the Company's efforts related to the prevention, detection, mitigation and remediation of cybersecurity incidents.

Role of the Board of Directors

The board of directors has delegated to the Audit Committee oversight responsibility for the Company's risk management, including cybersecurity. The Audit Committee receives an annual comprehensive report from the Company's President and the Vice President of Information Technology ("VP of IT") covering the Company's cybersecurity posture, incidents, if any, and risk mitigation efforts, and receives ad hoc reporting of any material cybersecurity incidents.

Role of Management

Management plays a crucial role in assessing and managing material risks from cybersecurity threats. At the management level, the Company's cybersecurity risk management and strategy is led by its VP of IT, who reports to the Company's President. The qualifications of the VP of IT include 26 years of IT management, cybersecurity and information governance experience. The VP of IT is regularly informed about the latest developments in cybersecurity, including emerging threats and technologies to adapt security measures accordingly. This ongoing knowledge acquisition is crucial for the effective prevention, detection, mitigation and remediation of cybersecurity incidents. Management's role includes:

- Risk Assessment: Management conducts annual cybersecurity risk assessments to identify and evaluate potential threats and vulnerabilities. Management considers the likelihood and potential impact of various cybersecurity risks, considering the Company's assets, systems and operations, in order to prioritize mitigation efforts.

- Cybersecurity Policies and Procedures: Management reviews and approves the Company's cybersecurity policies and procedures and communicates these policies and procedures to all employees to ensure adherence to established security protocols.

- Incident Response Plan Oversight: Management reviews, updates and approves the Company's incident response plan. Management ensures that the plan is tested annually to determine the Company's ability to respond effectively.

- Compliance with Regulations: Management implements and maintains compliance with relevant cybersecurity regulations and standards applicable to the Company.

- Budgeting and Resource Allocation: Management reviews budgets for cybersecurity initiatives and ensures that adequate resources are allocated to address cybersecurity risks and that investments in cybersecurity align with the Company's risk tolerance and strategic objectives.

- Reporting to the Audit Committee: Management provides an annual comprehensive report to the Audit Committee on the Company's cybersecurity posture, incident response activities and risk mitigation efforts.

The VP of IT is promptly informed of potential cybersecurity risks, threats and vulnerabilities by the Company's IT security team or the Company's SIEM partner. Once an incident has been identified, the VP of IT and the IT security team assess the criticality and impact of the incident on the Company's business operations. The VP of IT then formulates and oversees a response to contain, eradicate and resolve incidents in accordance with the Company's incident response plan. Management is responsible for reporting incidents to the appropriate authorities as necessary and engaging the Audit Committee on all material incidents.

Item 2. Properties

Operations	Ownership	Location
Corporate and *The Dallas Morning News*	Leased	Dallas, Texas
Printing facility	Owned	Plano, Texas
Printing facility	Leased	Carrollton, Texas
Shared mail packaging office and warehouse	Leased	Tempe, Arizona

In addition to the properties above, the Company has various leased locations it uses for news reporting and the distribution of the Company's publications, and it leases property in Tulsa, Oklahoma used for sales operations. As of December 31, 2024, in aggregate, the Company leased facilities for current use consisting of approximately 288,000 square feet, which includes leased space for its new printing facility in Carrollton, Texas. Until March 11, 2025, the Company owned a printing facility in Plano, Texas that is approximately 620,000 square feet and is located on approximately 1,258,000 square feet of land. Following the sale, the Company is leasing the facility until the new printing facility is fully operational in 2025. See Note 9 – Long-Lived Assets and Note 12 – Subsequent Events for additional information regarding the printing facility transition and recent sale.

Item 3. Legal Proceedings

DallasNews and its subsidiaries may from time to time be subject to litigation, including matters relating to alleged libel or defamation, governmental proceedings and investigations. Management assesses the likelihood of adverse judgments or outcomes when matters are pending, as well as the ranges of probable losses to the extent losses are reasonably estimable. Adverse determinations in any such matters could require DallasNews to make monetary payments or result in other sanctions or findings that could adversely affect the Company's business, financial condition and results of operations. Insurance coverage, if any, may not be adequate to cover all costs and/or losses. In some instances, the Company may have a contractual obligation from a third party to indemnify liabilities related to litigation or governmental investigation, but if the third party fails to indemnify us, the Company would be responsible for monetary damages. In the opinion of our management, there are no pending legal proceedings that, if decided adversely to us, would have a material adverse effect on our results of operations, liquidity or financial condition.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's authorized common equity consists of 31,250,000 shares of common stock, par value $.01 per share. The Company has two series of common stock outstanding, Series A and Series B. Shares of the two series are identical in all respects except as noted herein. Shares of Series B common stock are entitled to 10 votes per share on all matters submitted to a vote of shareholders, and shares of Series A common stock are entitled to one vote per share. Transferability of the Series B common stock is limited to family members and affiliated entities of the holder. Shares of Series B common stock are convertible at any time on a one-for-one basis into shares of Series A common stock and upon a transfer, other than as described above, shares of Series B common stock automatically convert into Series A common stock. The Company's Series A common stock is traded on The Nasdaq Stock Market LLC (Nasdaq trading symbol: DALN). Shares of the Company's Series A common stock were traded on the New York Stock Exchange (NYSE trading symbol: AHC) from February 2008 until June 2021. There is no established public trading market for shares of Series B common stock.

The declaration of dividends is subject to the discretion of DallasNews' board of directors. The determination as to the amount declared and its timing depends on, among other things, DallasNews' results of operations and financial condition, capital requirements, other contractual restrictions, prospects, applicable law, general economic and business conditions and other future factors that are deemed relevant. The board of directors generally declares dividends during the quarter preceding its stated measurement and payment dates. DallasNews cannot provide any assurance that future dividends will be declared and paid due to the factors discussed in the "Cautionary Statement Concerning Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K. The table below sets forth the high and low sales prices reported on The Nasdaq Stock Market LLC for a share of the Company's common stock and the recorded cash dividends per share declared for the past two years. As previously announced on May 14, 2024, the Company's board of directors authorized suspending the declaration and payment of dividends until further notice.

	Stock Price						Dividends Declared and Paid (1)
	High		**Low**		**Close**		
2024							
Fourth quarter	$	7.86	$	4.02	$	7.43	$ —
Third quarter		4.75		2.98		4.19	—
Second quarter		3.99		3.44		3.59	—
First quarter		4.68		3.74		3.82	0.16
2023							
Fourth quarter	$	4.85	$	3.72	$	4.25	$ 0.16
Third quarter		5.13		3.81		4.60	0.16
Second quarter		4.80		3.75		3.89	0.16
First quarter		5.70		3.83		4.42	0.16

    (1) Cash dividends are recorded in the period declared. This table reflects the period the dividends were paid.

The closing price of the Company's Series A common stock as reported on The Nasdaq Stock Market LLC on March 12, 2025, was $6.82. The approximate number of shareholders of record of the Company's Series A and Series B common stock at the close of business on March 12, 2025, was 269 and 64, respectively.

Equity Compensation Plan Information

The information set forth under the heading "Equity Compensation Plan Information" contained in the definitive Proxy Statement for the Company's Annual Meeting of Shareholders, to be held on May 8, 2025 is incorporated herein by reference.

Sales of Unregistered Securities

During 2024 and 2023, shares of the Company's Series B common stock in the amounts of 1,150 and 80, respectively, were converted, on a one-for-one basis, into shares of Series A common stock. The Company did not register the issuance of these securities under the Securities Act of 1933 (the "Securities Act") in reliance upon the exemption under Section 3(a)(9) of the Securities Act.

Issuer Purchases of Equity Securities

In the third quarter of 2024, DallasNews' board of directors approved the termination of the Company's previously authorized repurchase authority.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

DallasNews intends for the discussion of its financial condition and results of operations that follows to provide information that will assist in understanding its financial statements, the changes in certain key items in those statements from period to period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect its financial statements. The following information should be read in conjunction with the Company's consolidated financial statements and related notes filed as part of this report. All dollar amounts presented herein, except share and per share amounts, are in thousands, unless the context indicates otherwise.

This section and other parts of this Annual Report on Form 10-K contain certain forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. See the Cautionary Statement Concerning Forward-Looking Statements of this Annual Report for further discussion.

OVERVIEW

DallasNews Corporation and its subsidiaries are referred to collectively herein as "DallasNews" or the "Company." DallasNews was formed in February 2008 through a spin-off from its former parent company and is registered on The Nasdaq Stock Market LLC (Nasdaq trading symbol: DALN). DallasNews is the Dallas-based holding company of *The Dallas Morning News* and Medium Giant.

The Company operates *The Dallas Morning News* ("TDMN") (*dallasnews.com*), Texas' leading newspaper and winner of nine Pulitzer Prizes. These operations generate revenue from sales of advertising within the Company's newspaper and digital platforms, subscriptions and retail sales of its newspaper, commercial printing and distribution services primarily related to national newspapers.

In addition, the Company has a full-service agency, Medium Giant, with capabilities including strategy, creative and media management with a focus on strategic and digital marketing, and data intelligence that provide a measurable return on investment to its clients.

Reportable Segments

In the second quarter of 2024, based on changes made in the reporting package used by the Company's Chief Operating Decision Maker ("CODM") for purposes of allocating resources and assessing performance, the Company determined it has two reportable segments. The two reportable segments are TDMN and Agency:

- TDMN is comprised of the Company's traditional print business that includes operating *The Dallas Morning News*. These operations generate revenue from subscriptions and retail sales of the Company's newspaper, as well as commercial printing and distribution services primarily related to national newspapers. In addition, Medium Giant's cross-functional sales team generates revenue from sales of display and classified advertising within *The Dallas Morning News* and on related digital platforms to local, regional or national businesses with local operations, affiliates or resellers.

- Agency is comprised of the Company's full-service agency, Medium Giant. These operations generate revenue from strategic and creative services, website management and content services, media services consisting of paid search, social and targeted digital advertising on third-party platforms (programmatic), as well as traditional media including direct mail, promotional products, out of market print inserts, and over-the-top advertising on streaming platforms. The revenue also includes subscriptions to the Company's multi-channel marketing solutions cloud-based software and services.

The Company also has a Corporate and Other category that includes certain unallocated general corporate expenses, as well as costs that are not associated with the ongoing operations of the segments. As applicable, prior period information has been recast by segment to reflect current period presentation for comparative purposes. See Note 11 - Segment Reporting for additional information.

Business Trends

Several industry trends have been considered when assessing the Company's business strategy:

- Traditionally, the Company's primary revenues are generated from advertising within its newspaper and related digital platforms, and from subscription and single copy sales of its printed newspaper. As a result of competitive and economic conditions, the newspaper industry has faced a significant revenue decline over the past decade. Therefore, the Company has sought to diversify its revenues through development and investment in new product offerings, increased circulation rates and leveraging of its existing assets to offer cost efficient commercial printing and distribution services. The Company continually evaluates the overall performance of its core products to ensure existing assets are deployed adequately to maximize return.

- The Company's advertising revenue from its newspaper continues to be adversely affected by the shift of advertiser spending to other forms of media and the increased accessibility of free online news content, as well as news content from other sources, which also adversely affects paid print circulation volumes and revenue. In addition, preprint advertising continues to experience a secular decline across the industry and may eventually become obsolete. In the third quarter of 2023, the Company made the strategic decision to exit its shared mail program to deliver weekly preprints, as discussed below.

- In response to print revenue challenges, the Company built agency capabilities, including strategy, creative and media management with a focus on strategic and digital marketing, and data intelligence that provide a measurable return on investment to its clients. The Company leverages its news content to improve engagement on the Company's digital platforms that results in increased digital subscriptions and associated revenue. The Company also continues to diversify its revenue base by leveraging the available capacity of its existing assets to provide print and distribution services for newspapers and other customers requiring these services, by introducing new advertising and marketing services products, and by increasing circulation prices.

- Because of declining print circulation, the Company has developed broad digital strategies designed to provide readers with multiple platforms for obtaining online access to local news. The Company continues to obtain additional key demographic data from readers, which allows the Company to provide content desired by readers and to modify marketing and distribution strategies to target and reach audiences valued by advertisers. The Company has access to programmatic digital advertising platforms that provide digital ad placement and targeting efficiencies and increases utilization of digital inventory within the Company's platforms. Additionally, in order to optimize owned and operated digital advertising revenue, the Company has adopted a holistic yield management approach powered by real-time bidding technologies and data analysis to ensure the optimal mix of direct sales and programmatic ad sales is achieved.

Macroeconomic Environment

The Company and its business partners are subject to risks and uncertainties caused by factors beyond its control, including macroeconomic factors such as inflation. If inflation were to increase, for an extended period, certain operating costs could increase or advertiser spending could be impacted. If a pandemic were to affect a significant number of the workforce employed in printing operations, the Company may experience delays or be unable to produce, print and deliver its publications and other third-party print publications on a timely basis. The Company continues to evaluate for any future material impacts on its consolidated financial statements.

Overview of Significant Transactions

Operating results for 2024 reflect relative stability in circulation revenue while print advertising revenue continues to decline as expected. The Company is committed to maintaining the leading digital and print platforms for delivering news of the highest quality and reliability in the North Texas area, as well as creating and developing innovative print and digital marketing services capabilities that address the needs of clients and advertisers. The Company continues its efforts to diversify revenues through its digital platforms for delivery of news and advertising, growing its paid digital subscriptions, and leveraging its brand and personnel to enhance its media agency solutions. However, there is no guarantee the Company will be able to generate enough digital revenue or margin to offset the possible future loss of print advertising and circulation revenue.

On December 18, 2024, the Company announced it entered into an agreement (the "Sale Agreement") with 2201 Luna Road, LLC, a Texas limited liability company (as succeeded by Plano Estates, LLC, a Texas limited liability company, the "Purchaser") to sell the building that currently serves as the Company's print facility, including the surrounding land and most of the production assets (collectively, the "North Plant Property"). The Sale Agreement was entered into in connection with the Company's announcement on May 14, 2024, that it will be streamlining its print operations to a smaller, leased facility (see Note 4 – Leases) that will require fewer employees. This transition will allow the Company to keep its operations in North Texas and continue to produce a seven-day print edition for the foreseeable future. Once the transition is completed, the Company expects to benefit from annual expense savings of approximately $5,000.

The sale price of the North Plant Property is $43,500, with an initial estimated closing date of February 1, 2025, pending the customary inspection period that was initially scheduled to end on January 17, 2025. In December 2024, the Company received cash proceeds of $320 for the nonrefundable deposits, included in other accrued expense in the Consolidated Balance Sheet as of December 31, 2024.

On December 23, 2024, the Company announced it entered into a First Amendment to Purchase and Sale Agreement (the "Amendment") to provide the Purchaser a one-time right to concurrently extend the inspection period to January 31, 2025, and the closing date to February 28, 2025. Subsequent to the Amendment, the Company and the Purchaser entered into three additional amendments related to extending the inspection period and closing date, and environmental remediation. On March 11, 2025, the Company completed the sale of the North Plant Property. See Note 12 – Subsequent Events for additional information regarding the recent sale and related events.

Following the sale, the Company intends to lease the North Plant Property until the new printing facility is fully operational in 2025. The North Plant Property assets, including all production equipment, were still being used by the Company as of December 31, 2024, and are included in property, plant and equipment, net in the Consolidated Balance Sheets. The Company currently expects to reduce its headcount by 76, or 14.4 percent, in 2025 and accrued related severance of $2,765, included in other accrued expense in the Consolidated Balance Sheet as of December 31, 2024. In 2024, the Company made capital investments of $6,404 for a more efficient press and related equipment, and expects to spend approximately $2,000 subsequent to December 31, 2024, for the remaining capital needed for the new facility.

As of December 31, 2024, the Company no longer held short-term investments, which consisted of Certificates of Deposit ("CD's") with original maturities of more than 90 days but one year or less. In May 2024, the Company terminated its short-term investments of $9,909 in CD's without penalty, and $500 in CD's matured in the third quarter. See Note 3 – Financial Instruments and Accounts Receivable, Net for additional information.

During the year ended December 31, 2024, the Company performed a review of potential impairment indicators for its long-lived assets, including property, plant and equipment, and right-of-use assets. The Company determined there was no significant decrease in the market value of the long-lived assets or significant change in the extent or manner in which the asset group is being used or in its physical condition as of December 31, 2024, and there was no significant adverse change in legal factors or in the business climate during the period that could affect the value of the asset group. Based upon the review of indicators, the Company did not identify any events or changes in circumstances that indicate the carrying amount of long-lived assets may not be recoverable. In part this is due to the fair value of certain land and buildings significantly exceeding their carrying value.

RESULTS OF OPERATIONS

Consolidated Results of Operations

This section contains discussion and analysis of net operating revenue, operating costs and expense and other information relevant to an understanding of results of operations for 2024 and 2023. The table below sets forth the components of DallasNews' operating loss.

	Years Ended December 31,		
	2024	Percentage Change	2023
Advertising and marketing services	$ 47,900	(18.9) %	$ 59,038
Circulation	64,891	(0.7) %	65,349
Printing, distribution and other	12,600	(17.7) %	15,309
Total Net Operating Revenue	**$ 125,391**	**(10.2) %**	**$ 139,696**
Employee compensation and benefits	63,923	(8.0) %	69,445
Other production, distribution and operating costs	61,663	(9.3) %	68,008
Newsprint, ink and other supplies	5,256	(40.2) %	8,793
Depreciation	1,607	5.7 %	1,520
Total Operating Costs and Expense	**$ 132,449**	**(10.4) %**	**$ 147,766**
Operating Loss	**$ (7,058)**	**12.5 %**	**$ (8,070)**

Revenues

Advertising and marketing services

Advertising and marketing services revenue, including print, digital, and marketing and media services revenues, was 38.2 percent and 42.2 percent of total revenue for 2024 and 2023, respectively.

Print advertising – TDMN segment revenue that is primarily comprised of display and classified advertising space within the Company's newspaper. Display revenue results from sales of advertising space within the Company's newspaper to local, regional or national businesses with local operations, affiliates or resellers. Classified revenue, which includes automotive, real estate, employment, obituaries, immigration, and other, results from sales of advertising space in the classified and other sections of the Company's newspaper. At the end of August 2023, the Company exited its shared mail program to deliver weekly preprints and discontinued print-only editions of its niche publications.

Digital advertising – TDMN segment revenue that is generated by digital sales of banner, classified and native advertisements on the Company's news websites, social media platforms and mobile apps. Prior to the segment reporting change, digital advertising, and marketing and media services revenues were reported in aggregate. Prior period was recast in the revenue table below.

Marketing and media services – Agency segment revenue that is primarily comprised of strategic and creative services, website management and content services, media services consisting of paid search, social and targeted digital advertising on third-party platforms (programmatic), as well as traditional media including direct mail, promotional products, out of market print inserts, and over-the-top advertising on streaming platforms. The revenue also includes subscriptions to the Company's multi-channel marketing solutions cloud-based software and services.

Circulation

Circulation revenue, all included in the TDMN segment, was 51.8 percent and 46.8 percent of total revenue for 2024 and 2023, respectively. Print circulation is generated primarily by selling home delivery subscriptions, including premium publications, and from single copy sales to non-subscribers. Digital circulation is generated by digital-only subscriptions.

Printing, distribution and other

Printing, distribution and other revenue was 10.0 percent and 11.0percent of total revenue for 2024 and 2023, respectively. TDMN segment revenue that is primarily generated from printing and distribution of other newspapers, mailed advertisements for business customers, and sublease income. In the third quarter, the Company's partner for its program to distribute mailed advertisements for business customers, located in Tempe, Arizona, gave their six-month termination notice. The program generates approximately $350,000 a month in revenue, although recently this program is experiencing revenue declines, consistent with the overall industry trend of declining mailed advertisements. The Company does not expect a significant financial impact from the termination of this agreement in April 2025.

Operating Expenses

Employee compensation and benefits – Includes labor and employee benefits costs, as well as severance expense that is not allocated to the two segments since management believes this expense is not associated with the ongoing operations of the segments.

Other production, distribution and operating costs – Includes distribution, outside services, lease cost, utilities, building and computer equipment maintenance, as well as other miscellaneous expenses such as travel and entertainment, and advertising and promotion expenses.

Newsprint, ink and other supplies – Includes expenses for all printing supplies used for the TDMN segment, which includes operating *The Dallas Morning News,* as well as commercial printing primarily related to national newspapers. In addition, beginning in the latter half of 2023, the Agency segment began incurring costs associated with printing out of market inserts for media services clients.

Depreciation – This is not allocated to the two segments since management believes this expense is not indicative of each segment's core operations.

Other Non-Operating Components

The table below sets forth the other components of the Company's results of operations.

| | Years Ended December 31, | | |
	2024	Percentage Change	2023
Other income, net	$ 2,233	57.0 %	$ 1,422
Income tax provision (benefit)	$ (4,956)	N/M	$ 464

N/M – not meaningful

Other income, net – Other income, net primarily includes net periodic pension and other post-employment benefit, interest income (expense) and gain (loss) from investments. Net periodic pension and other post-employment benefit was $1,895 and $899 in 2024 and 2023, respectively.

In 2024 and 2023, the Company recorded $164 and $401, respectively, of interest income from the Company's investment in CD's.

In 2023, the Company released a reserve for interest and penalties included in other liabilities and recognized $36 in other income, net, in connection with a federal uncertain tax reserve for which the statute of limitations lapsed.

Income tax provision (benefit) – The income tax benefit of $4,956 recorded in 2024, was due to the partial release of the valuation allowance to account for deferred tax assets that were determined to be realizable, partially offset by the effect of the Texas franchise tax. The income tax provision of $464 recorded in 2023, was due to the effect of the Texas franchise tax, and includes a tax benefit of $66 for the release of a federal uncertain tax reserve for which the statute of limitations lapsed.

Effective income tax rates were 102.7 percent and (7.0) percent in 2024 and 2023, respectively. The 2024 effective income tax rate includes the impact of the partial release of the valuation allowance. Excluding the valuation allowance impact, the effective income tax rate in 2024 would be (9.2) percent.

Legal proceedings – From time to time, the Company is involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. Management routinely assesses the likelihood of adverse judgments or outcomes in these matters, as well as the ranges of probable losses to the extent losses are reasonably estimable. Accruals for contingencies are recorded when, in the judgment of management, adverse judgments or outcomes are probable and the financial impact, should an adverse outcome occur, is reasonably estimable. The determination of likely outcomes of litigation matters relates to factors that include, but are not limited to, past experience and other evidence, interpretation of relevant laws or regulations and the specifics and status of each matter. Predicting the outcome of claims and litigation and estimating related costs and financial exposure involves substantial uncertainties that could cause actual results to vary materially from estimates and accruals. In the opinion of management, liabilities, if any, arising from currently existing claims against the Company would not have a material adverse effect on DallasNews' results of operations, liquidity or financial condition.

Results of Operations by Reportable Segment

Advertising and marketing services revenue

The table below sets forth advertising and marketing services revenue by reportable segment. Prior period was recast as a result of the Company's change in segment reporting.

		Years Ended December 31,			
		2024	*Percentage Change*		**2023 (Recast)**
TDMN					
Print advertising	$	22,914	(34.6) %	$	35,045
Digital advertising		8,633	(0.0) %		8,634
Agency					
Marketing and media services		16,353	6.5 %		15,359
Advertising and Marketing Services	$	**47,900**	**(18.9) %**	$	**59,038**

TDMN

In 2024, print advertising revenue decreased $10,748, resulting from the Company's strategic decisions to exit its shared mail program and discontinue print-only editions of its niche publications at the end of August 2023. All remaining print advertising revenue decreased $1,383, driven by a decline in advertisements in *The Dallas Morning News*.

Digital advertising revenue remained flat in 2024, primarily due to an increase in advertisements in *The Dallas Morning News*' digital replica known as the ePaper, offset by a decline in digital advertisements on *dallasnews.com*.

Agency

Marketing and media services revenue improved $994 in 2024, primarily resulting from two customer contracts focused on media services that began in 2024.

Circulation revenue

The table below sets forth circulation revenue all included in the TDMN segment.

		Years Ended December 31,			
		2024	*Percentage Change*		**2023**
TDMN					
Print circulation	$	46,671	(4.8) %	$	49,034
Digital circulation		18,220	11.7 %		16,315
Circulation	$	**64,891**	**(0.7) %**	$	**65,349**

Print circulation revenue decreased $2,363 in 2024, primarily driven by a decline in print subscriptions of 7,055 or 10.1 percent when compared to December 31, 2023, partially offset by rates increasing approximately 6.3 percent. In addition, single copy revenue declined in 2024, primarily due to nonrecurring revenue generated in 2023 related to the Texas Rangers World Series win.

Digital circulation revenue improved $1,905 in 2024, driven by an increase in digital-only subscriptions of 1,334 or 2.1 percent when compared to December 31, 2023. In the third quarter, the Company modified its digital subscription strategy to be more volume-centric, resulting in a sequential improvement of 3,119 or 5.1 percent when compared to September 30, 2024.

Printing, distribution and other revenue

The table below sets forth printing, distribution and other revenue by reportable segment.

| | | Years Ended December 31, | |
	2024	Percentage Change	2023
TDMN	$ 12,600	(15.3) %	$ 14,884
Agency	—	(100.0) %	425
Printing, Distribution and Other	$ 12,600	(17.7) %	$ 15,309

TDMN

The TDMN segment's printing, distribution and other revenue decreased $2,284 in 2024, primarily due to declines in revenue from commercial printing and distribution, including the loss of $913 in revenue from a canceled commercial printing partnership, as well as mailed advertisements for business customers. In addition, 2023 included nonrecurring revenue generated from Texas Rangers World Series product sales.

Agency

The Agency segment's printing, distribution and other revenue consisted only of sublease income from Medium Giant's former sales office that was partially subleased. The lease and sublease both ended in the third quarter of 2023.

Operating Costs and Expense

The table below sets forth the components of the Company's operating costs and expense by reportable segment, and Corporate and Other category.

| | | Years Ended December 31, | |
	2024	Percentage Change	2023
TDMN			
Employee compensation and benefits	$ 41,682	(9.7)%	$ 46,169
Other production, distribution and operating costs	42,746	(15.8)%	50,773
Newsprint, ink and other supplies	4,606	(44.8)%	8,341
Agency			
Employee compensation and benefits	8,720	(11.7)%	9,877
Other production, distribution and operating costs	7,232	4.8 %	6,901
Newsprint, ink and other supplies	650	43.8	452
Corporate and Other			
Employee compensation and benefits	13,521	0.9 %	13,399
Other production, distribution and operating costs	11,685	13.1 %	10,334
Depreciation	1,607	5.7 %	1,520
Total Operating Costs and Expense	$ 132,449	(10.4)%	$ 147,766

Employee compensation and benefits – TDMN expense decreased $4,487 in 2024, due to headcount reductions resulting from the 2023 Voluntary Severance Program (the "2023 VSO"). Agency expense declined $1,157 in 2024, as a result of first quarter headcount reductions at Medium Giant. Total Company employee headcount is 526 employees, a headcount decrease of 75 or 12.5 percent when compared to December 31, 2023, primarily resulting from the 2023 VSO. The 2023 VSO also resulted in reduced Corporate headcount and expense savings, offset by severance expense recorded in 2024 of $3,803, primarily due to headcount reductions expected in 2025 related to the Company's transition to a smaller printing facility.

Other production, distribution and operating costs – TDMN expense decreased $8,027 in 2024, primarily due to reduced distribution expense associated with lower circulation, including discontinuing print-only editions of the Company's niche publications and ending its shared mail program to distribute preprinted advertisements. Agency expense increased $331 in 2024, due to revenue-related outside services expense for two customer contracts focused on media services that began in 2024. In 2023, the Company recorded a non-recurring lease cost benefit of $556 included in Corporate and Other expense.

Newsprint, ink and other supplies – TDMN expense decreased $3,735 in 2024, due to reduced newsprint pricing and lower circulation. Beginning in the third quarter of 2023, the Agency segment began incurring costs associated with printing out of market inserts for media services clients. Newsprint consumption for 2024 and 2023, approximated 4,850 and 6,658 metric tons, respectively, at an average cost per metric ton of $646 and $779, respectively. Currently, the Company is experiencing favorable newsprint pricing; however, certain events or circumstances that in most instances are beyond the Company's control could have an adverse impact on pricing.

Depreciation – Expense increased in 2024, primarily due to print production assets, and office and computer equipment upgrades that were put in-service, causing a higher depreciable asset base.

Segment Profit (Loss)

The primary measure of segment profitability utilized by the CODM is segment profit (loss). The CODM uses this measure to assess the operating results and performance of the Company's segments, and perform plan-to-actual comparisons on a monthly and quarterly basis to budget and allocate resources to each segment. Segment profit (loss) excludes Corporate and Other, which reconciles our segment results to consolidated operating income (loss) and income (loss) before income taxes. Corporate and Other includes certain unallocated general corporate expenses, primarily indirect labor, benefits and long-term incentive compensation expenses of certain departments which provide support to both segments, as well as costs that are not associated with the ongoing operations of the segments, such as depreciation, severance expense, impairment charges, and one-time (gains) or losses associated with investments.

The table below sets forth revenue and significant expenses that are included in segment profit (loss) and regularly provided to the Company's CODM. Due to the adoption of ASU 2023-07 (Note 1), the Company updated its presentation to reflect segment profitability as segment profit (loss).

		Years Ended December 31,		
		2024		2023
TDMN				
Net operating revenue	$	109,038	$	123,912
Employee compensation and benefits		41,682		46,169
Other production, distribution and operating costs		42,746		50,773
Newsprint, ink and other supplies		4,606		8,341
Operating costs and expense		89,034		105,283
TDMN Segment Profit	$	**20,004**	$	**18,629**
Agency				
Net operating revenue	$	16,353	$	15,784
Employee compensation and benefits		8,720		9,877
Other production, distribution and operating costs		7,232		6,901
Newsprint, ink and other supplies		650		452
Operating costs and expense		16,602		17,230
Agency Segment Loss	$	**(249)**	$	**(1,446)**
Total Segment Profit	$	**19,755**	$	**17,183**
Reconciling items:				
Corporate and Other		(26,813)		(25,253)
Operating Loss	$	**(7,058)**	$	**(8,070)**
Other income, net		2,233		1,422
Loss Before Income Taxes	$	**(4,825)**	$	**(6,648)**

TDMN

Segment income improved $1,375 in 2024, primarily due to expense savings from headcount reductions resulting from the 2023 VSO, as well as reduced distribution and newsprint expense associated with lower circulation, including the impact of the discontinued preprint business and print-only niche publications.

Print advertising revenue decreased 5.7 percent in 2024, excluding the preprint business and print-only niche publications.

Circulation revenue decreased slightly, driven by the digital circulation revenue increase of 11.7 percent, mostly offsetting the print circulation revenue decline of 4.8 percent. The Company continues to focus on finding a sustainable strategy that balances price with the ability to continue to grow its digital subscriber base. In the third quarter, the Company modified its digital subscription strategy to be more volume-centric, resulting in an increase in digital-only subscriptions in the fourth quarter and when compared to December 31, 2024.

Agency

Segment loss improved $1,197 in 2024, primarily due to marketing and media services revenue increasing 6.5 percent in 2024, reflecting Medium Giant's focus on more relevant solutions for its clients, as well as strategic expense savings initiatives.

Critical Accounting Policies and Estimates

DallasNews' consolidated financial statements reflect the application of accounting policies that require management to make significant estimates and assumptions. The Company believes that the following are the critical accounting policies, estimates and assumptions currently affecting DallasNews' financial position and results of operations. See the Notes to the Consolidated Financial Statements, Note 1 – Significant Accounting Policies and Recently Issued Accounting Standards, for additional information concerning significant accounting policies.

Revenue Recognition.   The Company's principal sources of revenue are sales of advertising within its newspaper and digital platforms, subscriptions and retail sales of its newspaper, commercial printing and distribution services, primarily related to national newspapers. In addition, revenue includes strategic and creative services, website management and content services, media services consisting of paid search, social and targeted digital advertising on third-party platforms (programmatic), as well as traditional media including direct mail, promotional products, out of market print inserts, and over-the-top advertising on streaming platforms. The revenue also includes subscriptions to the Company's multi-channel marketing solutions cloud-based software and services.

Advertising and Marketing Services

Advertising and marketing services revenue is recognized when an ad or service is complete and delivered based on the contract price. Payment is typically received within 30 to 60 days after the customer is billed. Longer-term contracts often include multiple performance obligations, digital and other forms of advertising, and a single performance obligation containing a bundle of services that are not distinct but provided to maximize a customer's marketing plan. When the Company has a longer-term contract, revenue is recognized over time as the ads or services are delivered. For contracts with over-time revenue recognition the company is providing a series of services and recognizes revenue by 1) using a time-based method of measuring progress of delivery over time, or 2) as each distinct performance obligation (typically ads or impressions) are delivered on a monthly basis. In addition, certain digital advertising revenue related to website access is recognized over time, based on the customers' monthly rate. The Company typically extends credit to advertising and marketing services customers, although for certain advertising campaigns the customer may pay in advance.

Print advertising revenue is primarily comprised of display and classified advertising space within the Company's newspaper. Display revenue results from sales of advertising space within the Company's newspaper to local, regional or national businesses with local operations, affiliates or resellers. Classified revenue, which includes automotive, real estate, employment, obituaries, immigration, and other, results from sales of advertising space in the classified and other sections of the Company's newspaper. At the end of August 2023, the Company exited its shared mail program to deliver weekly preprints and discontinued print-only editions of its niche publications.

Digital advertising revenue is generated by digital sales of banner, classified and native advertisements on the Company's news websites, social media platforms and mobile apps. Prior to the segment reporting change, digital advertising, and marketing and media services revenues were reported in aggregate.

Marketing and media services revenue is primarily comprised of strategic and creative services, website management and content services, media services consisting of paid search, social and targeted digital advertising on third-party platforms (programmatic), as well as traditional media including direct mail, promotional products, out of market print inserts, and over-the-top advertising on streaming platforms. The revenue also includes subscriptions to the Company's multi-channel marketing solutions cloud-based software and services.

For ads placed on certain third-party platforms, the Company must evaluate and use judgment to determine whether it is acting as the principal, where revenue is reported on a gross basis, or acting as the agent, where revenue is reported on a net basis. Generally, the Company reports advertising revenue for ads placed on third-party platforms on a net basis, meaning the amount recorded to revenue is the amount billed to the customer net of amounts paid to the publisher of the third-party platforms. The Company is acting as the agent because the publisher controls the advertising inventory. The Company will record certain arrangements gross when it controls the inventory or it has latitude in establishing price or it determines that advertising campaign management, targeting or other actions provide significant value-added service to the customer.

Barter advertising transactions are recognized at estimated fair value based on the negotiated contract price and the range of prices for similar advertising from customers unrelated to the barter transaction. The Company expenses barter costs as incurred, which is independent from the timing of revenue recognition.

Circulation

Circulation revenue is generated primarily by selling home delivery, including premium publications, and digital subscriptions, as well as single copy sales to non-subscribers. Home delivery revenue is recognized over the subscription period based on the days of actual delivery over the total subscription days and single copy revenue is recognized at a point in time when the paper is purchased. Revenue is directly reduced for any non-payment for the grace period of home delivery subscriptions where the Company recorded revenue for newspapers delivered after a subscription expired.

Digital circulation revenue is generated by digital-only subscriptions and is recognized over the subscription period based on daily or monthly access to the content in the subscription period.

Payment of circulation fees is typically received in advance and deferred over the subscription period. There is little judgment required for valuation or timing of circulation revenue recognition.

Printing, Distribution and Other

Printing, distribution and other revenue is primarily generated from printing and distribution of other newspapers. Printing, distribution and other revenue is recognized at a point in time when the product or service is delivered, which requires little judgment to determine. The Company typically extends credit to printing and distribution customers.

Pension.   The Company follows accounting guidance for single-employer defined benefit plans. Plan assets and the projected benefits obligation are measured each December 31, and the Company records as an asset or liability for the net funded position of the plans. Certain changes in actuarial valuations related to returns on plan assets and projected benefit obligations are recorded to accumulated other comprehensive income (loss) and are amortized to net periodic pension expense (benefit) over the weighted average remaining life of plan participants, to the extent the cumulative balance in accumulated other comprehensive income (loss) exceeds 10 percent of the greater of the respective plan's (a) projected benefit obligation or (b) the market-related value of the plan's assets. Net periodic pension expense (benefit) is recognized each period by accruing interest expense on the projected benefit obligation and accruing a return on assets associated with the plan assets. Participation in and accrual of new benefits to participants has been frozen since 2007 and, accordingly, on-going service costs are not a component of net periodic pension expense (benefit). From time to time, the Company-sponsored plans may settle pension obligations with certain plan participants through the plans' master trust as part of its de-risking strategies. The gains or losses associated with settlements of plan obligations to participants are recognized to earnings if such settlements exceed the interest component of net periodic pension cost for the year. Otherwise, such amounts are included in actuarial gains (losses) in accumulated other comprehensive income (loss). Re-measurement of plan assets and liabilities upon a significant settlement or curtailment event is performed based on the values of the month-end closest to the event.

The projected benefit obligations of the DallasNews Pension Plans are estimated using the FTSE Pension Discount Curve, which is based upon a portfolio of high-quality corporate debt securities with maturities that correlate to the expected timing of estimated benefit payments to the Pension Plans' participants. Future estimated benefit payments are discounted to their present value at the appropriate yield curve spot rate to determine the projected benefit obligation outstanding at each year end. The single equivalent discount rate as of December 31, 2024, was 5.3 percent and 4.7 percent for December 31, 2023. The actuarial net gain in 2024 and loss in 2023 related to changes in the projected benefit obligation were primarily due to the movement in the discount rate.

Interest expense included in net periodic pension benefit is based on the FTSE Pension Discount Curve established at the beginning of the fiscal year. The discount rate for fiscal year 2024 and 2023 interest cost was 4.7 percent and 4.9 percent, respectively.

The Company assumed a 6.3 percent and 4.9 percent long-term return on the Pension Plans' assets in 2024 and 2023, respectively. This return is based upon historical returns of similar investment pools having asset allocations consistent with the expected allocations of the DallasNews Pension Plans. Investment strategies for the Pension Plans' assets are based upon factors such as the effective duration of the actuarial liabilities and market risks.

Income Taxes.   The Company uses the asset and liability method of accounting for income taxes and recognizes deferred tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company establishes a valuation allowance if it is more-likely-than-not that the deferred tax assets will not be realized. The factors used to assess the likelihood of realization of the deferred tax assets include future reversal of deferred tax liabilities, available tax planning strategies, future taxable income and taxable income in prior carryback years.

Recent Accounting Standards

See the Notes to the Consolidated Financial Statements, Note 1 - Significant Accounting Policies and Recently Issued Accounting Standards, regarding the impact of certain recent accounting pronouncements.

Liquidity and Capital Resources

The Company's cash balances as of December 31, 2024 and 2023, were $9,594 and $11,697, respectively. The decrease in the cash balance during 2024 was primarily due to severance payments resulting from the 2023 Voluntary Severance Program (the "2023 VSO"), the return of capital to shareholders through a dividend paid in the first quarter, and capital investments in the new printing facility. In 2023, the Company invested $10,500 in CD's, as discussed below, included in short-term investments in the Consolidated Balance Sheet and Statement of Cash flows.

The Company expects to have cash flow and expense reduction measures in place to help offset future revenue declines. The Company believes it has adequate cash to continue to fund operating activities and capital spending.

On December 18, 2024, the Company announced it entered into an agreement (the "Sale Agreement") with 2201 Luna Road, LLC, a Texas limited liability company (as succeeded by Plano Estates, LLC, a Texas limited liability company, the "Purchaser") to sell the building that currently serves as the Company's print facility, including the surrounding land and most of the production assets (collectively, the "North Plant Property"). The Sale Agreement was entered into in connection with the Company's announcement on May 14, 2024, that it will be streamlining its print operations to a smaller, leased facility (see Note 4 – Leases) that will require fewer employees. This transition will allow the Company to keep its operations in North Texas and continue to produce a seven-day print edition for the foreseeable future. Once the transition is completed, the Company expects to benefit from annual expense savings of approximately $5,000.

The sale price of the North Plant Property is $43,500, with an initial estimated closing date of February 1, 2025, pending the customary inspection period that was initially scheduled to end on January 17, 2025. In December 2024, the Company received cash proceeds of $320 for the nonrefundable deposits, included in other accrued expense in the Consolidated Balance Sheet as of December 31, 2024.

On December 23, 2024, the Company announced it entered into a First Amendment to Purchase and Sale Agreement (the "Amendment") to provide the Purchaser a one-time right to concurrently extend the inspection period to January 31, 2025, and the closing date to February 28, 2025. Subsequent to the Amendment, the Company and the Purchaser entered into three additional amendments related to extending the inspection period and closing date, and environmental remediation. On March 11, 2025, the Company completed the sale of the North Plant Property and received net cash proceeds of $40,651. The Company plans to use a portion of the proceeds from the sale of the North Plant Property to make a voluntary cash contribution to the DallasNews Pension Plans. See Note 12 – Subsequent Events for additional information.

Following the sale, the Company intends to lease the North Plant Property until the new printing facility is fully operational in 2025. The North Plant Property assets, including all production equipment, were still being used by the Company as of December 31, 2024, and are included in property, plant and equipment, net in the Consolidated Balance Sheets. The Company currently expects to reduce its headcount by 76, or 14.4 percent, in 2025 and accrued related severance of $2,765, included in other accrued expense in the Consolidated Balance Sheet as of December 31, 2024. In 2024, the Company made capital investments of $6,404 for a more efficient press and related equipment, and expects to spend approximately $2,000 subsequent to December 31, 2024, for the remaining capital needed for the new facility.

As previously announced on May 14, 2024, based on the required capital investments to support the transition of the print operations, the Company's board of directors authorized suspending the declaration and payment of dividends until further notice. In the third quarter of 2024, DallasNews' board of directors approved the termination of the Company's previously authorized repurchase authority.

The following discusses the changes in cash flows by operating, investing and financing activities in 2024 and 2023.

Operating Cash Flows

Net cash used for operating activities was $5,481 and $1,174 in 2024 and 2023, respectively. Cash flows used for operating activities increased by $4,307 in 2024, when compared to the prior year period, primarily due to severance payments to the 2023 VSO participants that left the Company in the first quarter, and changes in working capital and other operating assets and liabilities, partially offset by an improvement in the loss from operations.

Investing Cash Flows

Net cash provided by (used for) investing activities was $4,234 and $(11,528) in 2024 and 2023, respectively. In 2023, the Company invested $10,500 in CD's with original maturities of one year or less, which resulted in cash proceeds of $120. In the first quarter of 2024, $10,000 matured and the Company reinvested $9,909 in CD's, which the Company terminated in the second quarter without penalty. In the third quarter, the remaining $500 in CD's matured. The Company received cash proceeds of $445 in 2024 from the return on the Company's investments in CD's. Cash flows used for investing activities also included $6,825 in 2024, primarily related to the new printing facility, and $1,148 of capital spending in 2023.

Financing Cash Flows

Net cash used for financing activities was $856 and $3,426 in 2024 and 2023, respectively, all attributable to dividend payments.

Financing Arrangements

None.

Contractual Obligations

As of December 31, 2024, the Company had contractual obligations, in aggregate, of $17,064 for the next five years and $9,600 thereafter, for operating leases, primarily for office space, printing facilities and other distribution centers, some of which include escalating lease payments. See Note 4 – Leases for future lease payments by year.

No contributions are required to the DallasNews Pension Plans in 2025 under ERISA; however, certain events or circumstances that in most instances are beyond the Company's control could result in future mandatory contributions. The Company plans to use a portion of the proceeds from the sale of the North Plant Property to make a voluntary cash contribution to fully fund the Company's liabilities under the DallasNews Pension Plans, and expects to purchase an irrevocable group annuity contract from an insurance company to settle the Company's defined benefit obligations to participants in the DallasNews Pension Plans.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements, together with the Report of Independent Registered Public Accounting Firms, are included herein starting on page 30 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are controls that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing disclosure controls and procedures, management is required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures is also based, in part, upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

The Company's management, with the participation of its Chief Executive Officer and Principal Financial Officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2024. Based on that evaluation, management concluded that, as of such date, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

The management of DallasNews is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Under the supervision and with the participation of management, including the Chief Executive Officer and Principal Financial Officer, an assessment of the effectiveness of internal control over financial reporting was conducted as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment using the criteria set forth by COSO in Internal Control – Integrated Framework (2013), management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

During the third quarter of 2024, the Company implemented a new cloud-based system for advertising billing. In connection with this system implementation, the Company updated its internal control over financial reporting to accommodate the resulting changes to its existing controls, systems and procedures.

There were no other changes in the Company's internal control over financial reporting that occurred during the fourth fiscal quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Arrangements

During the quarter ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408(a) of Regulation S-K).

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth under the headings "DallasNews Corporation Stock Ownership," "Proposal One: Election of Directors," "Corporate Governance – Committees of the Board – *Audit Committee,"* "Corporate Governance – Committees of the Board – *Nominating and Corporate Governance Committee,"* and "Information About Our Executive Officers" contained in the definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 8, 2025, is incorporated herein by reference.

The information about the Company's insider trading policy set forth under the headings "Corporate Governance – Insider Trading Policy" contained in the definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 8, 2025, is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, which can be found at the Company's website, *dallasnewscorporation.com*. The Company will post any amendments to the Code of Business Conduct and Ethics, as well as any waivers that are required to be disclosed by the rules of either the SEC or The Nasdaq Stock Market LLC, on the Company's website. Information on DallasNews' website is not incorporated by reference into this Annual Report on Form 10-K.

The Company's board of directors adopted Corporate Governance Guidelines and charters for the Audit, Compensation and Management Development, and Nominating and Corporate Governance Committees of the Board of Directors. These documents can be found at the Company's website, *dallasnewscorporation.com*.

Shareholders can also obtain, without charge, printed copies of any of the materials referred to above by contacting the Company at the following address:

> DallasNews Corporation
> P. O. Box 224866
> Dallas, Texas 75222-4866
> Attn: Investor Relations
> Telephone: (214) 977-8869

Item 11. Executive Compensation

The information set forth under the headings "Corporate Governance – Committees of the Board – *Compensation and Management Development Committee,"* "Corporate Governance – Compensation Policies and Practices – *Equity Award Timing Policy*," "Executive Compensation – Summary Compensation Table – Change in Control Arrangements and Other Agreements Upon Termination of Employment – Potential Payments on Change in Control or Upon Termination of Employment at December 31, 2024," "Corporate Governance – Director Compensation" contained in the definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 8, 2025, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the headings "DallasNews Corporation Stock Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" contained in the definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 8, 2025, is incorporated herein by reference.

Information regarding the number of shares of common stock authorized for issuance under the Company's equity compensation plans is included in the Notes to the Consolidated Financial Statements, Note 1 – Significant Accounting Policies and Recently Issued Accounting Standards.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the heading "Certain Relationships and Related Party Transactions" and "Corporate Governance – Director Independence" contained in the definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 8, 2025, is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information set forth under the heading "Proposal Two: Ratification of the Appointment of Independent Registered Public Accounting Firm" contained in the definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 8, 2025, is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

    (1)   The consolidated financial statements listed in the Index to Consolidated Financial Statements included in the table of contents are filed as part of this report.

    (2)   All financial statement schedules were omitted because they are not applicable, are not required, or the required information is shown in the consolidated financial statements or notes thereto.

    (3)   Exhibits:

Exhibits marked with an asterisk (*) are incorporated by reference to documents previously filed by the Company with the SEC, as indicated. In accordance with Regulation S-T, the XBRL-related information marked with a double asterisk (**) in Exhibit No. 101 to this Annual Report on Form 10-K is deemed filed. Exhibits marked with three asterisks (***) are furnished with this report. All other documents are filed with this report. Exhibits marked with a tilde (~) are management contracts, compensatory plan contracts or arrangements filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Exhibit Number		Description
3.1	*	Certificate of Formation of A. H. Belo Corporation (successor to A. H. Belo Texas, Inc.) (Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2018)
3.2	*	Certificate of Merger (Delaware) of A. H. Belo Corporation with and into A. H. Belo Texas, Inc. (Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2018 (Securities and Exchange Commission File No. 001-33741) (the "July 2, 2018 Form 8-K"))
3.3	*	Certificate of Merger (Texas) of A. H. Belo Corporation with and into A. H. Belo Texas, Inc. (Exhibit 3.4 to the July 2, 2018 Form 8-K)
3.4	*	Certificate of Amendment to Certificate of Formation effective June 8, 2021 (Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2021 (Securities and Exchange Commission File No. 001-33741))
3.5	*	Certificate of Amendment to Certificate of Formation (changing Company name to DallasNews Corporation) effective June 29, 2021 (Exhibit 3.1 to the Company's Current Report of Form 8-K filed with the Securities and Exchange Commission on June 30, 2021 (Securities and Exchange Commission File No. 001-33741) (the "June 30, 2021 Form 8-K"))
3.6	*	Certificate of Correction to Certificate of Amendment (Exhibit 3.2 to the June 30, 2021 Form 8-K)
3.7	*	Amended and Restated Bylaws of DallasNews Corporation (Exhibit 3.3 to the June 30, 2021 Form 8-K)
4.1	*	Description of Capital Stock (Exhibit 4.1 to the July 2, 2018 Form 8-K)
10.1	*	Material contracts:
		(1) * Sublease Agreement for Old Dallas Library Building dated December 30, 2016 (Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017 (Securities and Exchange Commission File No. 001-33741) (the "January 3, 2017 Form 8-K"))
		(2) * Guaranty of Lease dated December 30, 2016 (Exhibit 10.2 to the January 3, 2017 Form 8-K)
		(3) * Lease Agreement for Carrollton Printing Facility dated June 24, 2024 (Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2024 (Securities and Exchange Commission File No. 001-33741) (the "July 1, 2024 Form 8-K"))
		(4) * Guaranty of Lease dated June 24, 2024 (Exhibit 10.2 to the July 1, 2024 Form 8-K)
		(5) * Purchase and Sale Agreement, dated December 16, 2024, by and between The Dallas Morning News, Inc. and 2201 Luna Road, LLC (Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2024 (Securities and Exchange Commission File No. 001-33741))
		*(a) First Amendment to Purchase and Sale Agreement, dated December 23, 2024, by and between The Dallas Morning News, Inc. and 2201 Luna Road, LLC (Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2024 (Securities and Exchange Commission File No. 001-33741))
		(6) * Paper Supply Agreement effective as of August 5, 2019, by and between The Dallas Morning News, Inc. and Gannett Supply Corporation (Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019 (Securities and Exchange Commission File No. 001-33741))

Exhibit Number	Description
10.2 *	Compensatory plans and arrangements:
~(1)*	DallasNews Savings Plan as Amended and Restated Effective January 1, 2022 (Exhibit 10.2(1) to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2022 (Securities and Exchange Commission File No. 001-33741))
~(2)*	Amended and Restated DallasNews Corporation Incentive Compensation Plan, dated February 29, 2024 (Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2024 (Securities and Exchange Commission File No. 001-33741) (the "March 1, 2024 Form 8-K"))
*(a)	Form of Incentive Compensation Plan Evidence of Grant (for Non-Employee Directors) (Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2017 (Securities and Exchange Commission File No. 001-33741) (the "May 12, 2017 Form 8-K"))
*(b)	Form of Incentive Compensation Plan Evidence of Grant (for Employee Awards) (Exhibit 10.2 to the May 12, 2017 Form 8-K)
~(3)*	Discretionary Cash Bonus Policy, adopted February 29, 2024 (Exhibit 10.1 to the March 1, 2024 Form 8-K)
~(4)*	Form of Incentive Compensation Plan and Cash Bonus Policy Letter (Exhibit 10.1(3) to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2024 (Securities and Exchange Commission File No. 001-33741))
~(5)*	Grant S. Moise Compensation Agreement dated May 12, 2022 (Exhibit 10.2 to the May 12, 2022 Form 8-K)
~(6)*	Katy Murray Compensation Agreement dated May 12, 2022 (Exhibit 10.3 to the May 12, 2022 Form 8-K)
10.3 *	Agreements relating to the separation of the Company from its former parent company:
(1)*	Pension Plan Transfer Agreement by and between Belo Corp. and A. H. Belo Corporation dated as of October 6, 2010 (Exhibit 10.1 to the Company's current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2010 (Securities and Exchange Commission File No. 001-33741))
(2)*	Agreement among the Company, Belo Corp., and The Pension Benefit Guaranty Corporation, effective March 9, 2011 (Exhibit 10.3(6) to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2011 (Securities and Exchange Commission File No. 001-33741))
19	DallasNews Corporation Insider Trading Policy
21	Subsidiaries of the Company
23.1	Consent of Grant Thornton LLP
24	Power of Attorney (set forth on the signature page(s) hereof)
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32 ***	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	DallasNews Corporation Compensation Recovery Policy (Exhibit 97 to the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2024 (Securities and Exchange Commission File No. 001-33741))
101.INS **	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH **	Inline XBRL Taxonomy Extension Schema Document
101.CAL **	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF **	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB **	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE **	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104 **	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DALLASNEWS CORPORATION

By: /s/ Grant S. Moise
    Grant S. Moise
    Chief Executive Officer

Dated: March 17, 2025

Exhibit 24

POWER OF ATTORNEY

The undersigned hereby constitute and appoint Grant S. Moise and Catherine G. Collins, and each of them and their substitutes, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments to this report and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Grant S. Moise Grant S. Moise	Chief Executive Officer	March 17, 2025
/s/ John A. Beckert John A. Beckert	Chairman of the Board	March 17, 2025
/s/ Louis E. Caldera Louis E. Caldera	Director	March 17, 2025
/s/ Ronald D. McCray Ronald D. McCray	Director	March 17, 2025
/s/ Dunia A. Shive Dunia A. Shive	Director	March 17, 2025
/s/ Catherine G. Collins Catherine G. Collins	Chief Financial Officer (Principal Financial Officer)	March 17, 2025

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
DallasNews Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of DallasNews Corporation (a Texas corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements". In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets

As described further in Note 5 to the financial statements, the Company recorded a reduction in the valuation allowance associated with federal deferred tax assets of $5.2 million for deferred tax assets determined to be realizable at December 31, 2024. The deferred tax assets were determined to be realizable as a result of the anticipated income from the sale of the Company's printing facility. Management's assessment of positive and negative available evidence resulted in the recognition of a tax benefit for the portion of the Company's deferred tax assets considered more likely than not to be realized. We identified the evaluation of the realizability of the deferred tax assets as a critical audit matter.

The principal consideration for our determination that the realizability of the deferred tax assets is a critical audit matter is the high degree of estimation uncertainty in the estimate of the future taxable income. Management's estimate includes inputs and assumptions related to the future taxable income that could have a significant impact on the measurement of the realizability of the deferred tax asset. Auditing these inputs and assumptions required a high degree of auditor judgment to evaluate the reasonableness of the inputs and assumptions and the involvement of those with specialized skill and knowledge.

Our audit procedures related to the realizability of the deferred tax assets included the following, among others.

- Evaluated the design and implementation of controls relating to the income tax provision which includes the periodic evaluation of the realizability of the deferred tax assets;
- We tested the completeness and accuracy of the data underlying the inputs used in management's estimate;
- We involved those with specialized skill and knowledge to evaluate the reasonableness of the method and significant assumptions used in management's estimate of future taxable income;
- We compared historical forecasts to actual results to evaluate the reliability of management's forecast.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Dallas, Texas
March 17, 2025

DallasNews Corporation and Subsidiaries
Consolidated Statements of Operations

In thousands, except share and per share amounts		Years Ended December 31,		
		2024		2023
Net Operating Revenue:				
Advertising and marketing services	$	47,900	$	59,038
Circulation		64,891		65,349
Printing, distribution and other		12,600		15,309
Total net operating revenue		125,391		139,696
Operating Costs and Expense:				
Employee compensation and benefits		63,923		69,445
Other production, distribution and operating costs		61,663		68,008
Newsprint, ink and other supplies		5,256		8,793
Depreciation		1,607		1,520
Total operating costs and expense		132,449		147,766
Operating loss		(7,058)		(8,070)
Other income, net		2,233		1,422
Loss Before Income Taxes		(4,825)		(6,648)
Income tax provision (benefit)		(4,956)		464
Net Income (Loss)	$	131	$	(7,112)
Per Share Basis				
Net income (loss)				
Basic	$	0.02	$	(1.33)
Diluted	$	0.02	$	(1.33)
Number of common shares used in the per share calculation:				
Basic		5,352,490		5,352,490
Diluted		5,352,490		5,352,490

See the accompanying Notes to the Consolidated Financial Statements.

DallasNews Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

In thousands		*Years Ended December 31,* 2024		2023
Net Income (Loss)	$	131	$	(7,112)
Other Comprehensive Income (Loss), Net of Tax:				
Amortization of actuarial (gains) losses		408		(40)
Actuarial gains		3,316		1,173
Total other comprehensive income, net of tax		3,724		1,133
Total Comprehensive Income (Loss)	$	3,855	$	(5,979)

See the accompanying Notes to the Consolidated Financial Statements.

DallasNews Corporation and Subsidiaries
Consolidated Balance Sheets

In thousands, except share amounts	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 9,594	$ 11,697
Short-term investments	—	10,781
Accounts receivable (net of allowance of $156 and $207 at December 31, 2024 and 2023, respectively)	10,662	9,923
Inventories	1,231	1,930
Prepaids and other current assets	2,856	2,602
Total current assets	24,343	36,933
Property, plant and equipment, at cost	301,417	307,436
Less accumulated depreciation	(288,784)	(300,337)
Property, plant and equipment, net	12,633	7,099
Operating lease right-of-use assets	17,434	16,141
Deferred income taxes, net	5,609	271
Other assets	1,824	1,790
Total assets	$ 61,843	$ 62,234
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 4,808	$ 3,963
Accrued compensation and benefits	4,234	3,901
Other accrued expense	7,264	6,548
Contract liabilities	8,689	9,511
Total current liabilities	24,995	23,923
Long-term pension liabilities	11,764	17,353
Long-term operating lease liabilities	17,379	16,924
Other post-employment benefits	880	996
Other liabilities	12	80
Total liabilities	55,030	59,276
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Preferred stock, $0.01 par value; Authorized 2,000,000 shares; none issued	—	—
Common stock, $0.01 par value; Authorized 31,250,000 shares		
Series A: issued 5,217,467 and 5,216,317 at December 31, 2024 and 2023, respectively	52	52
Series B: issued 613,488 and 614,638 at December 31, 2024 and 2023, respectively	6	6
Treasury stock, Series A, at cost; 478,465 shares held at December 31, 2024 and 2023	(13,443)	(13,443)
Additional paid-in capital	494,563	494,563
Accumulated other comprehensive loss	(36,523)	(40,247)
Accumulated deficit	(437,842)	(437,973)
Total shareholders' equity	6,813	2,958
Total liabilities and shareholders' equity	$ 61,843	$ 62,234

See the accompanying Notes to the Consolidated Financial Statements.

DallasNews Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

In thousands, except share and per share amounts	Common Stock Shares Series A	Common Stock Shares Series B	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares Series A	Treasury Stock Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Years Ended December 31, 2024 and 2023								
Balance at December 31, 2022	5,216,237	614,718	$ 58	$ 494,563	(478,465)	$ (13,443)	$ (41,380)	$ (427,435)	$ 12,363
Net loss	—	—	—	—	—	—	—	(7,112)	(7,112)
Other comprehensive income	—	—	—	—	—	—	1,133	—	1,133
Conversion of Series B to Series A	80	(80)	—	—	—	—	—	—	—
Dividends declared ($0.64 per share)	—	—	—	—	—	—	—	(3,426)	(3,426)
Balance at December 31, 2023	5,216,317	614,638	$ 58	$ 494,563	(478,465)	$ (13,443)	$ (40,247)	$ (437,973)	$ 2,958
Net income	—	—	—	—	—	—	—	131	131
Other comprehensive income	—	—	—	—	—	—	3,724	—	3,724
Conversion of Series B to Series A	1,150	(1,150)	—	—	—	—	—	—	—
Balance at December 31, 2024	5,217,467	613,488	$ 58	$ 494,563	(478,465)	$ (13,443)	$ (36,523)	$ (437,842)	$ 6,813

See the accompanying Notes to the Consolidated Financial Statements.

DallasNews Corporation and Subsidiaries
Consolidated Statements of Cash Flows

In thousands	Years Ended December 31,			
		2024		2023
Operating Activities				
Net income (loss)	$	131	$	(7,112)
Adjustments to reconcile net income (loss) to net cash used for operating activities:				
Depreciation		1,607		1,520
Net periodic pension and other post-employment benefit		(1,895)		(899)
Provision (benefit) for credit losses		45		(65)
Deferred income taxes		(5,338)		11
Gain on short-term investments		(164)		(401)
Provision, interest and penalties for uncertain tax positions		—		(102)
Other operating activities		(47)		—
Changes in working capital and other operating assets and liabilities:				
Accounts receivable		(784)		4,165
Inventories, prepaids and other current assets		445		1,545
Other assets		(101)		19
Accounts payable		845		(1,078)
Compensation and benefit obligations		333		(253)
Other accrued expenses		350		1,525
Contract liabilities		(822)		7
Other post-employment benefits		(86)		(56)
Net cash used for operating activities		(5,481)		(1,174)
Investing Activities				
Purchases of assets		(6,825)		(1,148)
Purchases of short-term investments		(9,909)		(10,500)
Maturities/disposals of short-term investments		20,854		120
Other investment related proceeds		114		—
Net cash provided by (used for) investing activities		4,234		(11,528)
Financing Activities				
Dividends paid		(856)		(3,426)
Net cash used for financing activities		(856)		(3,426)
Net decrease in cash and cash equivalents		(2,103)		(16,128)
Cash and cash equivalents, beginning of period		11,697		27,825
Cash and cash equivalents, end of period	$	9,594	$	11,697
Supplemental Disclosures				
Income tax paid, net	$	549	$	594
Noncash investing and financing activities:				
Investments in property, plant and equipment payable		316		33
Dividends payable		—		856

See the accompanying Notes to the Consolidated Financial Statements.

DallasNews Corporation and Subsidiaries
Notes to the Consolidated Financial Statements

Note 1: Significant Accounting Policies and Recently Issued Accounting Standards

Description of Business. DallasNews Corporation and its subsidiaries are referred to collectively herein as "DallasNews" or the "Company." DallasNews was formed in February 2008 through a spin-off from its former parent company and is registered on The Nasdaq Stock Market LLC (Nasdaq trading symbol: DALN). DallasNews is the Dallas-based holding company of *The Dallas Morning News* and Medium Giant.

The Company operates *The Dallas Morning News* ("TDMN") (*dallasnews.com*), Texas' leading newspaper and winner of nine Pulitzer Prizes. These operations generate revenue from sales of advertising within the Company's newspaper and digital platforms, subscriptions and retail sales of its newspaper, commercial printing and distribution services primarily related to national newspapers.

In addition, the Company has a full-service agency, Medium Giant, with capabilities including strategy, creative and media management with a focus on strategic and digital marketing, and data intelligence that provide a measurable return on investment to its clients.

Employees. As of December 31, 2024, the Company had 526 employees, a headcount decrease of 75 or 12.5 percent when compared to December 31, 2023, primarily resulting from the 2023 Voluntary Severance Program (the "2023 VSO"). Approximately 22 percent of the Company's employees are under a collective bargaining agreement that became effective on July 1, 2023. In 2024, the Company paid $2,607 of related severance that was included in other accrued expense in the Consolidated Balance Sheet as of December 31, 2023. The Company expects additional headcount reductions in 2025 related to its printing facility transition. See Note 9 – Long-Lived Assets for additional information.

Basis of Presentation. The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its majority owned subsidiaries over which the Company exercises control. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts presented herein, except share and per share amounts, are in thousands, unless the context indicates otherwise.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and (iii) the reported amount of net operating revenues and expenses recognized during the periods presented. Adjustments made with respect to the use of estimates often relate to improved information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, actual results could differ from these estimates.

Areas where estimates are used include valuation allowances for credit losses and deferred tax assets, fair value measurements, pension plan assets, pension and other post-employment benefit obligation assumptions, income taxes, leases, self-insured liabilities, and assumptions related to long-lived assets impairment review. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results may differ from these estimates.

Segment Presentation. In the second quarter of 2024, based on changes made in the reporting package used by the Company's Chief Operating Decision Maker ("CODM") for purposes of allocating resources and assessing performance, the Company determined it has two reportable segments. The two reportable segments are TDMN and Agency. The Company also has a Corporate and Other category that includes certain unallocated general corporate expenses, as well as costs that are not associated with the ongoing operations of the segments. See Note 11 - Segment Reporting for additional information.

Cash and Cash Equivalents. The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. The Company places its cash and cash equivalents with high credit quality institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Short-term Investments. In 2023, the Company invested in Certificates of Deposit ("CD's") with original maturities of more than 90 days but one year or less, included in short-term investments in the Consolidated Balance Sheet. These investments were valued at amortized cost, which approximated fair value. See Note 3 – Financial Instruments and Accounts Receivable, Net for additional information.

Risk Concentration. The print media industry has encountered continuous declines in revenue primarily due to the secular shift of readers and advertisers to digital platforms. The Company has sought to limit its exposure to these industry risks through greater development of its digital platforms for delivery of news and advertising, and leveraging its brand and personnel to enhance its media agency solutions. However, these improvements may not result in a sufficient increase in revenue to offset the declines the Company is experiencing in its traditional print media business.

A significant portion of the Company's customer base is concentrated within the North Texas geographical area. The Company generally extends credit to customers, and the ultimate collection of accounts receivable could be affected by the national and local economy. Management continually performs credit evaluations of its customers and may require cash in advance or other special arrangements from certain customers. The Company maintains an allowance for losses based upon the collectability of accounts receivable. Management does not believe significant credit risk exists that could have a material adverse effect on the Company's consolidated financial condition, liquidity or results of operations.

Inventories. Inventories, consisting primarily of newsprint, ink and other supplies used in printing newspapers, are recorded at the lower of cost or net realizable value. Cost is determined by the weighted average purchase price of the inventory acquired.

Property, Plant and Equipment. The Company records property, plant and equipment at cost or its fair value if acquired through a business acquisition or non-monetary exchange. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets and depreciable assets are reviewed to ensure the remaining useful life of the assets continues to be appropriate. An adjustment resulting from a change in the estimated useful life of an asset is recorded to depreciation expense on a prospective basis.

The table below sets forth property, plant and equipment by type.

| | December 31, | | | Estimated |
	2024		2023	Useful Lives
Land	$ 1,971	$	1,971	
Buildings and improvements	85,998		85,718	5 - 30 years
Publishing equipment	173,994		173,994	3 - 20 years
Other	32,548		45,528	3 - 10 years
Construction in process	6,906		225	
Total	301,417		307,436	
Less accumulated depreciation	(288,784)		(300,337)	
Property, plant and equipment, net	$ 12,633	$	7,099	

Long-Lived Assets. The Company evaluates its ability to recover the carrying value of property, plant and equipment, using the lowest level of separately identifiable cash flows associated with the assets, which are grouped based on the Company's intended use of these assets. This evaluation is performed whenever a change in circumstances indicates that the carrying value of an asset group may not be recoverable. If the analysis of undiscounted future cash flows indicates the carrying value of the long-lived assets cannot be recovered, the assets are adjusted to the lower of carrying value or fair value.

During the year ended December 31, 2024, the Company performed a review of potential impairment indicators for its long-lived assets, including property, plant and equipment, and right-of-use assets. The Company determined there was no significant decrease in the market value of the long-lived assets or significant change in the extent or manner in which the asset group is being used or in its physical condition as of December 31, 2024, and there was no significant adverse change in legal factors or in the business climate during the period that could affect the value of the asset group. Based upon the review of indicators, the Company did not identify any events or changes in circumstances that indicate the carrying amount of long-lived assets may not be recoverable. In part this is due to the fair value of certain land and buildings significantly exceeding their carrying value.

Investments. The Company owns certain equity securities in private companies in which it does not exercise control. These investments are recorded under the cost method with a balance of $1,365 and $1,432 at December 31, 2024 and 2023, respectively, included in other assets, and the Company recognizes income or loss upon the receipt of dividends or distributions, or upon liquidation of the investment. The Company evaluates its ability to recover the carrying value of cost method investments based upon operating results and the financial strength of the investee. If the Company determines the carrying value is not recoverable, an impairment charge is recorded for the difference between the fair value of the investment and the carrying value.

Pension. The Company follows accounting guidance for single-employer defined benefit plans. Plan assets and the projected benefit obligation are measured each December 31, and the Company records as an asset or liability the net funded position of the plans. Certain changes in actuarial valuations related to returns on plan assets and projected benefit obligations are recorded to accumulated other comprehensive income (loss) and are amortized to net periodic pension expense (benefit) over the weighted average remaining life of plan participants, to the extent the cumulative balance in accumulated other comprehensive income (loss) exceeds 10 percent of the greater of the respective plan's (a) projected benefit obligation or (b) the market-related value of the plan's assets. Net periodic pension expense (benefit) is recognized each period by accruing interest expense on the projected benefit obligation and accruing a return on assets associated with the plan assets. Participation in and accrual of new benefits to participants has been frozen since 2007 and, accordingly, on-going service costs are not a component of net periodic pension expense (benefit).

From time to time, the Company-sponsored plans may settle pension obligations with certain plan participants through the plans' master trust as part of its de-risking strategies. The gains or losses associated with settlements of plan obligations to participants are recognized to earnings if such settlements exceed the interest component of net periodic pension cost for the year. Otherwise, such amounts are included in actuarial gains (losses) in accumulated other comprehensive income (loss). Re-measurement of plan assets and liabilities upon a significant settlement or curtailment event is performed based on the values of the month-end closest to the event.

Long-Term Incentive Plan.   The Company sponsored a long-term incentive plan (the "Plan") under which it issued restricted stock units ("RSUs") and cash awards to directors and certain employees of the Company. Due to the expiration of the Plan in February 2018, DallasNews implemented, and shareholders approved, a new long-term incentive plan (the "2017 Plan") under which 1,000,000 shares of the Company's Series A and Series B common stock are authorized and remain available for equity-based awards. Like its predecessor plan, awards under the 2017 Plan may be granted to DallasNews employees and outside directors in the form of non-qualified stock options, incentive stock options, restricted share awards, RSUs, performance shares, performance units or stock appreciation rights.

As of December 31, 2024 and 2023, there were no stock-based awards outstanding.

Shareholders' Equity.   The Company authorized the issuance of shares of Series A and Series B common stock. Series A common stock has one vote per share and Series B common stock has 10 votes per share. Shares of Series B common stock are convertible at any time on a share-for-share basis into shares of Series A common stock, but not vice versa.

The Company is authorized to grant stock option and RSU awards to employees and directors of the Company. Upon vesting of RSUs, shares of Series A common stock are issued. Upon the exercise of stock options, Series A common stock is issued if the holder of the stock options executes a simultaneous exercise and sale. If the holder of the stock option chooses not to sell the shares, Series B common stock is issued.

In 2012, the Company's board of directors authorized the purchase of the DallasNews Series A or Series B common stock, for use other than retirement, through open market purchases, privately negotiated transactions or otherwise. Treasury stock acquired under the repurchase program was recorded at cost, reducing shareholders' equity. The acquired shares are available for sale on the open market or for settlement of obligations related to future stock-based awards, if granted. In the third quarter of 2024, the Company's board of directors approved the termination of its previously authorized repurchase authority.

Accumulated other comprehensive loss consists of actuarial gains and losses associated with the DallasNews Pension Plans (the "Pension Plans") and other post-employment benefit (the "OPEB") plans. The cumulative balances are amortized to earnings over the weighted average remaining life expectancy of the participants to the extent such balances exceed 10 percent of the greater of the respective plan's (a) projected benefit obligation or (b) the market-related value of the plan's assets. The Company discloses amounts reclassified from accumulated other comprehensive loss to net income (loss) in Note 7 - Shareholders' Equity.

Revenue Recognition.   The Company's principal sources of revenue are sales of advertising within its newspaper and digital platforms, subscriptions and retail sales of its newspaper, commercial printing and distribution services, primarily related to national newspapers. In addition, revenue includes strategic and creative services, website management and content services, media services consisting of paid search, social and targeted digital advertising on third-party platforms (programmatic), as well as traditional media including direct mail, promotional products, out of market print inserts, and over-the-top advertising on streaming platforms. The revenue also includes subscriptions to the Company's multi-channel marketing solutions cloud-based software and services.

Revenue is recognized when obligations under the terms of a contract with the Company's customer are satisfied. This occurs when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, typically at contract price or determined by stand-alone selling price. The Company has an estimated allowance for credits, refunds and similar obligations. Sales tax collected concurrent with revenue-producing activities are excluded from revenue. See Note 2 – Revenue for disaggregated revenue by source and additional information.

Leases.   The Company determines if a contract is a lease at the inception of the arrangement. Operating lease right-of-use assets and liabilities are recognized at commencement date of lease agreements greater than one year based on the present value of lease payments over the lease term. In determining the present value of lease payments, the implicit rate was not readily determinable in the Company's lease agreements. Therefore, the Company used an estimated secured incremental borrowing rate, based on the Company's credit rating, adjusted for the weighted average term of each lease. Lease expense is recognized on a straight-line basis over the lease term and variable lease costs are expensed as incurred. For leases with terms of 12 months or less, no asset or liability is recorded and lease expense is recognized on a straight-line basis over the lease term. The exercise of lease renewal options are at the Company's sole discretion and options are recognized when it is reasonably certain the Company will exercise the option. The recognized right-of-use assets and lease liabilities as calculated do not assume renewal options. The Company does not have lease agreements with residual value guarantees, sale leaseback terms or material restrictive covenants. Additionally, the Company does not separately identify lease and nonlease components, such as maintenance costs. Total lease expense for property and equipment was $4,542 and $4,000 in 2024 and 2023, respectively.

Income Taxes. The Company uses the asset and liability method of accounting for income taxes and recognizes deferred tax assets and liabilities based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company establishes a valuation allowance if it is more-likely-than-not that the deferred tax assets will not be realized. The factors used to assess the likelihood of realization of the deferred tax assets include future reversal of deferred tax liabilities, available tax planning strategies, future taxable income and taxable income in prior carryback years.

The Company evaluates any uncertain tax positions each reporting period by tax jurisdiction to determine if it is more-likely-than-not that the tax position will not be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements for such positions are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If a net operating loss or other tax credit carry forward exists, the Company records the unrecognized tax benefits for such tax positions as a reduction to a deferred tax asset. Otherwise, the unrecognized tax benefits are recorded as a liability. The Company records a liability for uncertain tax positions taken or expected to be taken in a tax return. Any change in judgment related to the expected ultimate resolution of uncertain tax positions is recognized in earnings in the period in which such change occurs. Interest and penalties, if any, related to unrecognized tax benefits are recorded in other income (loss), net. In 2023, the Company released the reserve for uncertain tax positions for which the statute of limitations lapsed. As of December 31, 2024, there was no remaining balance related to uncertain tax positions.

Fair Value Measurements. The Company's financial instruments, including cash, cash equivalents, short-term investments, accounts receivable, interest receivable, accounts payable and amounts due to customers are carried at cost, which approximates its fair value because of the short-term nature of these instruments.

Recently Adopted Accounting Pronouncements. In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07– *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* This update requires an entity to disclose, on an annual and interim basis, significant segment expenses. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures in ASC 280. The guidance is effective retrospectively for annual periods beginning after December 15, 2023, and for interim periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this ASU retrospectively for the year ended December 31, 2024, and it did not have a material impact on its consolidated financial statement disclosures. See Note 11 – Segment Reporting.

New Accounting Pronouncements. The FASB issued the following accounting pronouncements and guidance, which may be applicable to the Company but has not yet become effective.

In December 2023, the FASB issued ASU 2023-09 – *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* This update requires an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, the guidance requires an entity to disclose annual income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and disaggregate the information by jurisdiction based on a quantitative threshold. The guidance also requires an entity to disclose income tax expense (benefit) disaggregated by federal (national), state and foreign. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the impact of the adoption on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03 – *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* This update requires an entity to disclose additional information, generally not presented, about specific expense categories in the notes to the financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU 2025-01 – *Clarifying the Effective Date*. This update clarifies that the effective date for all public business entities is for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either on a prospective basis for financial statements issued for reporting periods after the effective date of this update or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of the adoption on its financial statement disclosures.

Note 2: Revenue

The table below sets forth revenue disaggregated by reportable segment and revenue source. Prior period was recast as a result of the Company's change in segment reporting; see Note 11 – Segment Reporting for additional information.

	Years Ended December 31, 2024	Years Ended December 31, 2023 (Recast)
TDMN		
Print advertising	$ 22,914	$ 35,045
Digital advertising	8,633	8,634
Agency		
Marketing and media services	16,353	15,359
Advertising and Marketing Services	$ 47,900	$ 59,038
TDMN		
Print circulation	$ 46,671	$ 49,034
Digital circulation	18,220	16,315
Circulation	$ 64,891	$ 65,349
TDMN	$ 12,600	$ 14,884
Agency	—	425
Printing, Distribution and Other	$ 12,600	$ 15,309
Total Revenue	**$ 125,391**	**$ 139,696**

Advertising and Marketing Services

Advertising and marketing services revenue is recognized when an ad or service is complete and delivered based on the contract price. Payment is typically received within 30 to 60 days after the customer is billed. Longer-term contracts often include multiple performance obligations, digital and other forms of advertising, and a single performance obligation containing a bundle of services that are not distinct but provided to maximize a customer's marketing plan. When the Company has a longer-term contract, revenue is recognized over time as the ads or services are delivered. For contracts with over-time revenue recognition the company is providing a series of services and recognizes revenue by 1) using a time-based method of measuring progress of delivery over time, or 2) as each distinct performance obligation (typically ads or impressions) are delivered on a monthly basis. In addition, certain digital advertising revenue related to website access is recognized over time, based on the customers' monthly rate. The Company typically extends credit to advertising and marketing services customers, although for certain advertising campaigns the customer may pay in advance.

Print advertising revenue is primarily comprised of display and classified advertising space within the Company's newspaper. Display revenue results from sales of advertising space within the Company's newspaper to local, regional or national businesses with local operations, affiliates or resellers. Classified revenue, which includes automotive, real estate, employment, obituaries, immigration, and other, results from sales of advertising space in the classified and other sections of the Company's newspaper. At the end of August 2023, the Company exited its shared mail program to deliver weekly preprints and discontinued print-only editions of its niche publications.

Digital advertising revenue is generated by digital sales of banner, classified and native advertisements on the Company's news websites, social media platforms and mobile apps. Prior to the segment reporting change, digital advertising, and marketing and media services revenues were reported in aggregate.

Marketing and media services revenue is primarily comprised of strategic and creative services, website management and content services, media services consisting of paid search, social and targeted digital advertising on third-party platforms (programmatic), as well as traditional media including direct mail, promotional products, out of market print inserts, and over-the-top advertising on streaming platforms. The revenue also includes subscriptions to the Company's multi-channel marketing solutions cloud-based software and services.

For ads placed on certain third-party platforms, the Company must evaluate and use judgment to determine whether it is acting as the principal, where revenue is reported on a gross basis, or acting as the agent, where revenue is reported on a net basis. Generally, the Company reports advertising revenue for ads placed on third-party platforms on a net basis, meaning the amount recorded to revenue is the amount billed to the customer net of amounts paid to the publisher of the third-party platforms. The Company is acting as the agent because the publisher controls the advertising inventory. The Company will record certain arrangements gross when it controls the inventory or it has latitude in establishing price or it determines that advertising campaign management, targeting or other actions provide significant value-added service to the customer.

Barter advertising transactions are recognized at estimated fair value based on the negotiated contract price and the range of prices for similar advertising from customers unrelated to the barter transaction. The Company expenses barter costs as incurred, which is independent from the timing of revenue recognition.

Circulation

Print circulation revenue is generated primarily by selling home delivery subscriptions, including premium publications, and from single copy sales to non-subscribers. Home delivery revenue is recognized over the subscription period based on the days of actual delivery over the total subscription days and single copy revenue is recognized at a point in time when the paper is purchased. Revenue is directly reduced for any non-payment for the grace period of home delivery subscriptions where the Company recorded revenue for newspapers delivered after a subscription expired.

Digital circulation revenue is generated by digital-only subscriptions and is recognized over the subscription period based on daily or monthly access to the content in the subscription period.

Payment of circulation fees is typically received in advance and deferred over the subscription period. There is little judgment required for valuation or timing of circulation revenue recognition.

Printing, Distribution and Other

Printing, distribution and other revenue is primarily generated from printing and distribution of other newspapers, as well as mailed advertisements for business customers. In the third quarter, the Company's partner for its program to distribute mailed advertisements for business customers, located in Tempe, Arizona, gave their six-month termination notice, ending the agreement in April 2025.

Printing, distribution and other revenue is recognized at a point in time when the product or service is delivered, which requires little judgment to determine. The Company typically extends credit to printing and distribution customers.

Contract Liabilities

Deferred revenue is recorded when cash payments are received in advance of the Company's performance, including amounts which are refundable. The Company's primary sources of deferred revenue are from circulation subscriptions and advertising paid in advance of the service provided. These up-front payments are recorded upon receipt as contract liabilities in the Consolidated Balance Sheets and the revenue is recognized when the Company's obligations under the terms of the contract are satisfied. In the year ended December 31, 2024, the Company recognized $9,283 of revenue that was included in the contract liabilities balance as of December 31, 2023. The Company typically recognizes deferred revenue within 1 to 12 months.

Practical Expedients and Exemptions

The Company generally expenses sales commissions and circulation acquisition costs when incurred because the amortization period would have been one year or less. These costs are recorded within employee compensation and benefits expense and other production, distribution and operating costs expense, respectively.

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less and contracts for which revenue is recognized at the amount invoiced for services performed.

Note 3: Financial Instruments and Accounts Receivable, Net

Short-Term Investments. As of December 31, 2024, the Company no longer held short-term investments, which consisted of Certificates of Deposit ("CD's") with original maturities of more than 90 days but one year or less. In May 2024, the Company terminated $9,909 in CD's without penalty, and $500 in CD's matured in the third quarter. These investments were valued at amortized cost, which approximated fair value, and considered Level 2 investments. In 2024 and 2023, the Company recorded $164 and $401, respectively, of interest income from the Company's investment in CD's, included in other income, net in the Consolidated Statements of Operations.

Accounts Receivable, Net. Accounts receivable are reported net of the allowance for credit losses calculated based on customer category. For example, trade receivables for advertising customers are evaluated separately from trade receivables from single copy sales. For all trade receivables, the reserve percentage considers the Company's historical loss experience and is applied to each customer category based on aging. In addition, each category has specific reserves for at risk accounts that vary based on the nature of the underlying trade receivables. The calculation of the allowance considers current economic, industry and customer-specific conditions such as high-risk accounts, bankruptcies and other aging specific reserves. The collectability of the Company's trade receivables depends on a variety of factors, including trends in local, regional or national economic conditions that affect its customers' ability to pay. Accounts are written-off after all collection efforts fail; generally, after one year has expired. Expense for such uncollectible amounts is included in other production, distribution and operating costs. Credit terms are customary.

The table below sets forth changes in the allowance for credit losses.

	Years Ended December 31,	
	2024	**2023**
Beginning balance	$ 207	$ 490
Current period provision (benefit)	45	(65)
Write-offs and reclassifications	(141)	(240)
Recoveries of amounts previously written-off	45	22
Ending balance	$ 156	$ 207

In 2024 and 2023, the Company recognized a provision (benefit) for credit losses of $45 and $(65), respectively, which is included in other production, distribution and operating costs in the Consolidated Statements of Operations. The reduction in required reserves was primarily due to fewer high risk customers with an outstanding balance in 2024.

Note 4: Leases

The Company has various operating leases primarily for office space, printing facilities, as discussed below, and other distribution centers, some of which include escalating lease payments and options to extend or terminate the lease. The Company's leases have remaining terms of less than 1 year to 9 years.

On May 14, 2024, the Company announced it will streamline its printing operations, currently located in Plano, Texas, into a smaller, leased facility. The Company entered into a five-year lease that commenced on June 28, 2024, for a 67,600 square-foot facility located in Carrollton, Texas. This operating lease resulted in a right-of-use asset and lease liability of $3,537 in aggregate upon commencement.

As of December 31, 2024, the Company did not have any significant operating leases that have not yet commenced.

The Company has various subleases with distributors, for distribution center space, with varying remaining lease terms usually around one year and are cancellable with notice by either party. Sublease income is included in printing, distribution and other revenue in the Consolidated Statements of Operations. As of December 31, 2024, sublease income is expected to approximate $270 in 2025 and $20 in 2026.

The table below sets forth supplemental Consolidated Balance Sheet information for the Company's leases.

	Classification		December 31, 2024		December 31, 2023
Assets					
Operating	Operating lease right-of-use assets	$	17,434	$	16,141
Liabilities					
Operating					
Current	Other accrued expense	$	2,724	$	1,809
Noncurrent	Long-term operating lease liabilities		17,379		16,924
Total lease liabilities		$	20,103	$	18,733
Lease Term and Discount Rate					
Operating leases					
Weighted average remaining lease term (years)			7.5		8.7
Weighted average discount rate (%)			7.6		7.7

The table below sets forth components of lease cost and supplemental cash flow information for the Company's leases. In 2023, the Company recorded a non-recurring lease cost benefit of $556, reflected in other production, distribution and operating costs in the Consolidated Statement of Operations.

		Years Ended December 31,		
		2024		2023
Lease Cost				
Operating lease cost	$	3,815	$	3,205
Short-term lease cost		81		63
Variable lease cost		646		732
Sublease income		(370)		(811)
Total lease cost	$	4,172	$	3,189
Supplemental Cash Flow Information				
Cash paid for operating leases included in operating activities	$	3,784	$	3,979
Right-of-use assets obtained in exchange for operating lease liabilities		3,622		3,094

The table below sets forth the remaining maturities of the Company's lease liabilities as of December 31, 2024.

Years Ending December 31,		Operating Leases
2025	$	4,132
2026		3,545
2027		3,226
2028		3,235
2029		2,926
Thereafter		9,600
Total lease payments		26,664
Less: imputed interest		6,561
Total lease liabilities	$	20,103

Note 5: Income Taxes

The table below sets forth the Company's income tax provision (benefit).

		Years Ended December 31,		
		2024		2023
Current				
Federal	$	—	$	(66)
State		382		519
Total current		382		453
Deferred				
Federal		(824)		(1,324)
State		(117)		8
Total deferred		(941)		(1,316)
Valuation Allowance		(4,397)		1,327
Income Tax Provision (Benefit)	$	(4,956)	$	464

The table below reconciles the income tax benefit computed by applying the applicable United States federal income tax rate to the income tax provision (benefit) computed at the effective income tax rate.

		Years Ended December 31,		
		2024		2023
Computed expected income tax benefit	$	(1,001)	$	(1,415)
State income tax (net of federal benefit)		391		450
Valuation allowance		(4,397)		1,327
Nondeductible expenses		189		193
Uncertain tax position reserve		—		(66)
Deferred adjustment		(118)		(2)
Other		(20)		(23)
Income tax provision (benefit)	$	(4,956)	$	464
Effective income tax rate		102.7%		(7.0)%

The income tax benefit of $4,956 recorded in 2024, was due to the partial release of the valuation allowance to account for deferred tax assets that were determined to be realizable, partially offset by the effect of the Texas franchise tax. The income tax provision of $464 recorded in 2023, was due to the effect of the Texas franchise tax, and includes a tax benefit of $66 for the release of a federal uncertain tax reserve for which the statute of limitations lapsed. In connection, the Company released a reserve for interest and penalties, and recognized $36 in other income, net in the Consolidated Statement of Operations.

Effective income tax rates were 102.7 percent and (7.0) percent in 2024 and 2023, respectively. The 2024 effective income tax rate includes the impact of the partial release of the valuation allowance.

The Company made income tax payments, net of refunds, of $549 and $594 in 2024 and 2023, respectively, primarily for the Texas franchise tax.

Deferred Tax Assets and Liabilities

The presentation of net deferred tax assets and liabilities for each jurisdiction are presented as noncurrent within the Company's Consolidated Balance Sheets. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are actually paid or recovered. The Company recognizes a valuation allowance for deferred tax assets when it is more-likely-than-not that these assets will not be realized. In making this determination, all positive and negative evidence is considered, including future reversals of existing taxable temporary differences, tax planning strategies, future taxable income and taxable income in prior carryback years.

The table below sets forth the significant components of the Company's deferred tax assets and liabilities.

		December 31,		
		2024		2023
Gross Deferred Tax Assets:				
Defined benefit plans	$	2,513	$	3,648
Investments		102		160
Tax depreciation less than book depreciation		1,074		887
Expenses deductible for tax purposes in a year different from the year accrued		520		586
Lease liability		4,330		3,993
Deferred compensation and benefits		590		547
Book amortization in excess of tax amortization		829		876
State taxes		113		168
Net operating loss carryforward		12,724		11,468
Other		294		230
Total deferred tax assets		23,089		22,563
Valuation allowance		(13,276)		(18,468)
Total deferred tax assets, net of valuation allowance		9,813		4,095
Gross Deferred Tax Liabilities:				
Right-of-use asset		(3,757)		(3,447)
Deferred revenue		(32)		(20)
Other		(415)		(357)
Total deferred tax liabilities		(4,204)		(3,824)
Net Deferred Tax Assets	$	5,609	$	271

In 2024, the valuation allowance decreased $5,192, to account for deferred tax assets determined to be realizable as an offset to the anticipated income from the sale of the Company's printing facility. In addition, $796 of the decrease is related to deferred tax assets recorded in accumulated other comprehensive loss that are mostly reserved by a valuation allowance. At December 31, 2024, the Company had a federal net operating loss carryforward of $60,081, of which $17,528 expires in 2037 and $42,553 does not have an expiration. The annual utilization of the federal net operating loss, which does not have an expiration, is limited to 80 percent of taxable income in tax years beginning after January 1, 2021. The Company has a state net operating loss of $2,511, which begins to expire in 2034.

Uncertain tax positions are evaluated and a liability is recognized for the tax benefit associated with uncertain positions only if it is more-likely-than-not that the positions will not be sustained upon examination by taxing authorities, based on the technical merits of the positions. The Company assesses its filing positions in all significant jurisdictions where it is required to file income tax returns for all open tax years. The Company's federal income tax return for December 31, 2014 and for tax years subsequent to December 31, 2016 remain subject to examination, and income tax returns in major state income tax jurisdictions where the Company operated remain subject to examination. The statute of limitations associated with the December 31, 2014, federal return was extended in 2020 due to the net operating loss carryback pursuant to the CARES Act. In 2023, the Company released the reserve for uncertain tax positions for which the statute of limitations lapsed. As of December 31, 2024, there was no remaining balance related to uncertain tax positions.

The table below sets forth a reconciliation of the beginning and ending amount of unrecognized tax benefit.

		2024		2023
Balance at January 1	$	—	$	66
Decrease related to statute of limitations expiring		—		(66)
Balance at December 31	$	—	$	—

Note 6: Pension and Other Retirement Plans

Defined Benefit Plans.   The Company sponsors the DallasNews Pension Plans (the "Pension Plans"), which provide benefits to approximately 1,300 current and former employees of the Company. DallasNews Pension Plan I provides benefits to certain current and former employees primarily employed with *The Dallas Morning News* or the DallasNews corporate offices. DallasNews Pension Plan II provides benefits to certain former employees of The Providence Journal Company. This obligation was retained by the Company upon the sale of the newspaper operations of *The Providence Journal*. No additional benefits are accruing under the DallasNews Pension Plans, as future benefits were frozen.

The Company is the sole sponsor of the Pension Plans and is required to meet certain pension funding requirements as established under the Employment Retirement Income Security Act ("ERISA"). Instability in global and domestic capital markets may result in low returns on the assets contributed to the Pension Plans. Additionally, low yields on corporate bonds may decrease the discount rate, resulting in a higher funding obligation. Although legislation was enacted into law in 2012, which provided limited funding relief, market conditions could materially increase the funding requirements associated with the Pension Plans, with an adverse effect on the Company's liquidity and financial condition. The Company was not required to make contributions to the DallasNews Pension Plans in 2024 and 2023 under ERISA.

Actuarial gains of $3,243 and $1,199 were recorded to other comprehensive income in 2024 and 2023, respectively, related to the Pension Plans; see Note 7 – Shareholders' Equity for information on amounts recorded to accumulated other comprehensive loss.

The table below sets forth summarized financial information about the DallasNews Pension Plans.

		2024		2023
Change in Projected Benefit Obligation				
Projected benefit obligation at beginning of year	$	167,080	$	169,544
Interest cost		7,526		7,972
Actuarial (gain) loss		(11,174)		2,212
Benefit payments		(12,710)		(12,648)
Projected benefit obligation at end of year		150,722		167,080
Change in Plan Assets				
Fair value of plan assets at beginning of year		149,727		150,089
Return on plan assets		1,941		12,286
Benefit payments		(12,710)		(12,648)
Fair value of plan assets at end of year		138,958		149,727
Funded Status	$	(11,764)	$	(17,353)
Amounts Recorded on the Balance Sheet				
Long-term pension liabilities	$	11,764	$	17,353
Accumulated Benefit Obligation	$	150,722	$	167,080

Net Periodic Pension Benefit

The projected benefit obligations of the DallasNews Pension Plans are estimated using the FTSE Pension Discount Curve, which is based upon a portfolio of high-quality corporate debt securities with maturities that correlate to the expected timing of estimated benefit payments to the Pension Plans' participants. Future estimated benefit payments are discounted to their present value at the appropriate yield curve spot rate to determine the projected benefit obligation outstanding at each year end. The single equivalent discount rate as of December 31, 2024, was 5.3 percent and 4.7 percent for December 31, 2023. The actuarial net gain in 2024 and loss in 2023 related to changes in the projected benefit obligation were primarily due to the movement in the discount rate.

Interest expense included in net periodic pension benefit is based on the FTSE Pension Discount Curve established at the beginning of the fiscal year. The discount rate for fiscal year 2024 and 2023 interest cost was 4.7 percent and 4.9 percent, respectively.

The Company assumed a 6.3 percent and 4.9 percent long-term return on the Pension Plans' assets in 2024 and 2023, respectively. This return is based upon historical returns of similar investment pools having asset allocations consistent with the expected allocations of the DallasNews Pension Plans. Investment strategies for the Pension Plans' assets are based upon factors such as the effective duration of the actuarial liabilities and market risks.

The Company's estimates of net periodic pension expense or benefit are based on the expected return on plan assets, interest on the projected benefit obligations and the amortization of actuarial gains and losses that are deferred in accumulated other comprehensive loss. Participation in and accrual of new benefits to participants has been frozen since 2007 and, accordingly, on-going service costs are not a component of net periodic pension benefit. For 2023, there were no unrecognized gains (losses) to amortize due to the total unrecognized gain (loss) falling below the amortization threshold.

The table below sets forth components of net periodic pension benefit, which are included in other income, net in the Consolidated Statements of Operations.

| | Years Ended December 31, | |
	2024	2023
Interest cost	$ 7,526	$ 7,972
Expected return on plans' assets	(9,871)	(8,875)
Amortization of actuarial loss	436	—
Net periodic pension benefit	$ (1,909)	$ (903)

Plan Assets

The Company is responsible for directing the investment strategies of the DallasNews Pension Plans' assets. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risks. In 2023, the Company reassessed its investment strategy and set the long-term targeted allocation of the Pension Plans' assets to 40 percent in a growth portfolio and 60 percent in a liability hedging portfolio. These targets are determined based on the effective duration of the actuarial liabilities, the expected long-term rate of return on assets, and expected market risks. Investment risk is continuously monitored and Pension Plans' assets are rebalanced to target allocations to meet the Company's strategy and the Pension Plans' liquidity needs. At December 31, 2024, the Pension Plans' assets in a growth portfolio and a liability hedging portfolio accounted for 40.1 percent and 59.9 percent of the total non-cash holdings, respectively.

The table below sets forth the DallasNews Pension Plans' assets at fair value as of December 31, 2024 and 2023, with inputs used to develop fair value measurements.

| | | | Fair Value Measurements Using | | | | | | |
| | Total | | Quoted Price in Active Markets for Identical Assets (Level I) | | Significant Other Observable Inputs (Level II) | | Significant Unobservable Inputs (Level III) | |
Description	2024	2023	2024	2023	2024	2023	2024	2023
Cash and Money Market Funds	$ 3,815	$ 3,184	$ 3,815	$ 3,184	$ —	$ —	$ —	$ —
Equity Funds								
U.S. equity securities	—	—	—	—	—	—	—	—
International equity securities	—	—	—	—	—	—	—	—
Global equity	45,790	48,715	—	—	45,790	48,715	—	—
Fixed Income Funds								
Domestic corporate and government debt securities	80,992	89,556	—	—	80,992	89,556	—	—
Domestic corporate debt securities	—	—	—	—	—	—	—	—
International corporate and government debt securities	—	—	—	—	—	—	—	—
Global corporate and government debt securities	5,629	5,614	—	—	5,629	5,614	—	—
Other	2,732	2,658	—	—	2,732	2,658	—	—
Total	$ 138,958	$ 149,727	$ 3,815	$ 3,184	$ 135,143	$ 146,543	$ —	$ —

Inputs and valuation techniques used to measure the fair value of Pension Plans' assets vary according to the type of asset being valued. Cash and money market funds are designated as Level I. Remaining investments are in commingled funds and fair values are determined by the fund manager primarily based upon closing market quotes of the assets. Equity securities held through units in these funds are monitored as to issuer and industry. As of December 31, 2024, there were no significant concentrations of equity or debt securities in any single issuer or industry.

Other

The table below sets forth the Company's expected future pension benefit payments as of December 31, 2024.

Payment year		Expected Benefit Payments
2025	$	13,848
2026		13,677
2027		13,500
2028		13,264
2029		12,925
2030 - 2034		59,013

No contributions are required to the DallasNews Pension Plans in 2025 under ERISA; however, certain events or circumstances that in most instances are beyond the Company's control could result in future mandatory contributions. The Company plans to use a portion of the proceeds from the sale of its Plano, Texas printing facility to make a voluntary cash contribution to fully fund the Company's liabilities under the DallasNews Pension Plans, and expects to purchase an irrevocable group annuity contract from an insurance company to settle the Company's defined benefit obligations to participants in the DallasNews Pension Plans. See Note 12 – Subsequent Events for additional information regarding the recent sale.

Other defined benefit plans. DallasNews also sponsors unfunded other post-employment benefit (the "OPEB") plans, which provide health and life insurance benefits for certain retired employees. These plans were frozen subsequent to the separation from the Company's former parent company; therefore, no future benefits accrue and on-going service costs are not a component of net periodic benefit cost. The Company recorded a liability of $880 and $996 related to the OPEB plans as of December 31, 2024 and 2023, respectively. A net periodic benefit cost of $14 and $4 in 2024 and 2023, respectively, was recorded to other income, net. The net periodic benefit cost primarily represents amortization of actuarial gains (losses) and prior service costs, offset by interest expense associated with the actuarial liability. Actuarial gains (losses) of $73 and $(26) were recorded to other comprehensive income in 2024 and 2023, respectively; see Note 7 – Shareholders' Equity.

Defined Contribution Plans. The DallasNews Savings Plan (the "Savings Plan"), a defined contribution 401(k) plan, covers substantially all employees of DallasNews. Participants may elect to contribute a portion of their pretax compensation as provided by the Savings Plan and the Internal Revenue Code. Employees can contribute up to 100 percent of their annual eligible compensation less required withholdings and deductions up to statutory limits. The Company provides an ongoing dollar-for-dollar match of eligible employee contributions, up to 1.5 percent of the employees' compensation. The Company recorded expense of $644 and $716 in 2024 and 2023, respectively, for matching contributions to the Savings Plan.

Note 7: Shareholders' Equity

Dividends. Quarterly dividends returned $856 and $3,426 to shareholders in 2024 and 2023, respectively. On December 7, 2023, the Company's board of directors declared a $0.16 per share dividend to shareholders of record as of the close of business on February 9, 2024, paid on March 1, 2024. As previously announced on May 14, 2024, the Company's board of directors authorized suspending the declaration and payment of dividends until further notice.

Treasury Stock. In the third quarter of 2024, the Company's board of directors approved the termination of its previously authorized repurchase authority.

Outstanding Shares. The Company had Series A and Series B common stock outstanding of 4,739,002 and 613,488, respectively, net of treasury shares at December 31, 2024. At December 31, 2023, the Company had Series A and Series B common stock outstanding of 4,737,852 and 614,638, respectively, net of treasury shares.

Accumulated Other Comprehensive Loss. Accumulated other comprehensive loss consists of actuarial gains and losses attributable to the DallasNews Pension Plans, gains and losses resulting from Pension Plans' amendments and other actuarial experience attributable to OPEB plans. The Company records amortization of the components of accumulated other comprehensive loss in other income, net in its Consolidated Statements of Operations. Gains and losses are amortized over the weighted average remaining life expectancy of the OPEB plans and Pension Plans' participants.

The table below sets forth the changes in accumulated other comprehensive loss, net of tax, as presented in the Company's consolidated financial statements.

| | | 2024 | | | 2023 | |
	Total	Defined benefit pension plans	Other post-employment benefit plans	Total	Defined benefit pension plans	Other post-employment benefit plans
Balance, beginning of period	$ (40,247)	$ (40,578)	$ 331	$ (41,380)	$ (41,777)	$ 397
Amortization	408	436	(28)	(40)	—	(40)
Actuarial gains (losses)	3,316	3,243	73	1,173	1,199	(26)
Balance, end of period	$ (36,523)	$ (36,899)	$ 376	$ (40,247)	$ (40,578)	$ 331

(Years Ended December 31,)

Note 8: Earnings Per Share

The table below sets forth the net income (loss) available to common shareholders and weighted average shares used for calculating earnings per share ("EPS"). The Company's Series A and Series B common stock equally share in the distributed and undistributed earnings.

| | Years Ended December 31, | |
	2024	2023
Earnings (Numerator)		
Net income (loss) available to common shareholders	$ 131	$ (7,112)
Shares (Denominator)		
Weighted average common shares outstanding (1)	5,352,490	5,352,490
Earnings Per Share		
Basic	$ 0.02	$ (1.33)
Diluted	$ 0.02	$ (1.33)

(1) There were no options or RSUs outstanding as of December 31, 2024 and 2023, that would result in dilution of shares or the calculation of EPS under the two-class method as prescribed under ASC 260 – *Earnings Per Share*.

Note 9: Long-Lived Assets

On December 18, 2024, the Company announced it entered into a Purchase and Sale Agreement (the "Sale Agreement") with 2201 Luna Road, LLC, a Texas limited liability company (as succeeded by Plano Estates, LLC, a Texas limited liability company, the "Purchaser"), to sell the building that currently serves as the Company's print facility, including the surrounding land and most of the production assets (collectively, the "North Plant Property"). The Sale Agreement was entered into in connection with the Company's announcement on May 14, 2024, that it will be streamlining its print operations to a smaller, leased facility (see Note 4 – Leases) that will require fewer employees. This transition will allow the Company to keep its operations in North Texas and continue to produce a seven-day print edition for the foreseeable future.

The sale price of the North Plant Property is $43,500, with an initial estimated closing date of February 1, 2025, pending the customary inspection period that was initially scheduled to end on January 17, 2025. In December 2024, the Company received cash proceeds of $320 for nonrefundable deposits, included in other accrued expense in the Consolidated Balance Sheet as of December 31, 2024.

On December 23, 2024, the Company announced it entered into a First Amendment to Purchase and Sale Agreement to provide the Purchaser a one-time right to concurrently extend the inspection period to January 31, 2025, and the closing date to February 28, 2025. See Note 12 – Subsequent Events for additional information regarding the recent sale.

Following the sale, the Company intends to lease the North Plant Property until the new printing facility is fully operational in 2025. The North Plant Property assets, including all production equipment, were still being used by the Company as of December 31, 2024, and are included in property, plant and equipment, net in the Consolidated Balance Sheets. The Company currently expects to reduce its headcount by 76, or 14.4 percent, in 2025 and accrued related severance of $2,765, included in other accrued expense in the Consolidated Balance Sheet as of December 31, 2024. In 2024, the Company made capital investments of $6,404 for a more efficient press and related equipment, and expects to spend approximately $2,000 subsequent to December 31, 2024, for the remaining capital needed for the new facility.

Note 10: Commitments and Contingencies

As of December 31, 2024, the Company had contractual obligations, in aggregate, of $17,064 for the next five years and $9,600 thereafter, for operating leases, primarily for office space, printing facilities and other distribution centers, some of which include escalating lease payments. See Note 4 – Leases for future lease payments by year.

The Company funds the DallasNews Pension Plans to meet or exceed statutory requirements. No contributions are required to these plans in 2025 under the applicable tax and labor laws governing pension plan funding; see Note 6 - Pension and Other Retirement Plans.

From time to time, the Company is involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. Management routinely assesses the likelihood of adverse judgments or outcomes in these matters, as well as the ranges of probable losses to the extent losses are reasonably estimable. Accruals for contingencies are recorded when, in the judgment of management, adverse judgments or outcomes are probable and the financial impact, should an adverse outcome occur, is reasonably estimable. The determination of likely outcomes of litigation matters relates to factors that include, but are not limited to, past experience and other evidence, interpretation of relevant laws or regulations and the specifics and status of each matter. Predicting the outcome of claims and litigation and estimating related costs and financial exposure involves substantial uncertainties that could cause actual results to vary materially from estimates and accruals. In the opinion of management, liabilities, if any, arising from currently existing claims against the Company would not have a material adverse effect on DallasNews' results of operations, liquidity or financial condition.

Note 11: Segment Reporting

The Company's CODM, who is the Chief Executive Officer, wanted to analyze the agency services business and its overall profitability separate from the traditional TDMN print business. In the second quarter of 2024, the process to transition to reporting the businesses separately was completed. Based on the changes made in the reporting package used by the CODM for purposes of allocating resources and assessing performance, the Company determined it has two reportable segments. The two reportable segments are the following:

- TDMN is comprised of the Company's traditional print business that includes operating *The Dallas Morning News*. These operations generate revenue from subscriptions and retail sales of the Company's newspaper, as well as commercial printing and distribution services primarily related to national newspapers. In addition, Medium Giant's cross-functional sales team generates revenue from sales of display and classified advertising within *The Dallas Morning News* and on related digital platforms to local, regional or national businesses with local operations, affiliates or resellers.

- Agency is comprised of the Company's full-service agency, Medium Giant. These operations generate revenue from strategic and creative services, website management and content services, media services consisting of paid search, social and targeted digital advertising on third-party platforms (programmatic), as well as traditional media including direct mail, promotional products, out of market print inserts, and over-the-top advertising on streaming platforms. The revenue also includes subscriptions to the Company's multi-channel marketing solutions cloud-based software and services.

Significant segment expenses:

- Employee compensation and benefits – Includes direct labor and employee benefits costs. Severance expense is not allocated to the two segments since management believes this expense is not associated with the ongoing operations of the segments.

- Other production, distribution and operating costs – Includes direct expenses for distribution, outside services, lease cost, utilities, building and computer equipment maintenance, as well as other miscellaneous expenses such as travel and entertainment, and advertising and promotion expenses.

- Newsprint, ink and other supplies ("NIS") – Includes expenses for all printing supplies used for the TDMN segment, including commercial printing primarily related to national newspapers. Beginning in the latter half of 2023, the Agency segment began incurring NIS costs associated with printing out of market inserts for media services clients.

The primary measure of segment profitability utilized by the CODM is segment profit (loss). The CODM uses this measure to assess the operating results and performance of the Company's segments, and perform plan-to-actual comparisons on a monthly and quarterly basis to budget and allocate resources to each segment. Segment profit (loss) excludes Corporate and Other, which reconciles our segment results to consolidated operating income (loss) and income (loss) before income taxes. Corporate and Other includes certain unallocated general corporate expenses, primarily indirect labor, benefits and long-term incentive compensation expenses of certain departments which provide support to both segments, as well as costs that are not associated with the ongoing operations of the segments, such as depreciation, severance expense, impairment charges, and one-time (gains) or losses associated with investments.

The CODM also uses adjusted operating income (loss) for the purposes of evaluating consolidated performance and allocating resources. The Company calculates adjusted operating income (loss) by adjusting operating income (loss) to exclude depreciation, severance expense, (gain) loss on sale/disposal of assets, and asset impairments ("adjusted operating income (loss)"). Adjusted operating income (loss) is not a measure of financial performance under GAAP and should not be considered in isolation or as a substitute for other comparable measures prepared in accordance with GAAP.

Asset information by segment is not a key measure of performance used by the CODM function. Accordingly, asset information by segment is not disclosed. Additionally, other non-operating items, net, and provision for income taxes, as reported in the consolidated financial statements, are not part of operating income (loss) and are recorded at the corporate level.

The table below sets forth revenue and significant expenses that are included in segment profit (loss) and regularly provided to the Company's CODM. Due to the adoption of ASU 2023-07 (Note 1), the Company updated its presentation to reflect segment profitability as segment profit (loss).

		Years Ended December 31,		
		2024		2023
TDMN				
Net operating revenue (1)(3)	$	109,038	$	123,912
Employee compensation and benefits		41,682		46,169
Other production, distribution and operating costs (2)		42,746		50,773
Newsprint, ink and other supplies		4,606		8,341
Operating costs and expense		89,034		105,283
TDMN Segment Profit	$	**20,004**	$	**18,629**
Agency				
Net operating revenue (3)	$	16,353	$	15,784
Employee compensation and benefits		8,720		9,877
Other production, distribution and operating costs		7,232		6,901
Newsprint, ink and other supplies		650		452
Operating costs and expense		16,602		17,230
Agency Segment Loss	$	**(249)**	$	**(1,446)**
Total Segment Profit	$	**19,755**	$	**17,183**
Reconciling items:				
Corporate and Other		(26,813)		(25,253)
Operating Loss	$	**(7,058)**	$	**(8,070)**
Other income, net		2,233		1,422
Loss Before Income Taxes	$	**(4,825)**	$	**(6,648)**

(1) The year ended December 31, 2023, includes $10,748 of revenue generated from the Company's shared mail program to deliver weekly preprints, as well as advertising in the print-only editions of its niche publications. At the end of August 2023, the Company made the strategic decisions to exit its shared mail program and discontinue print-only editions of its niche publications.

(2) The year ended December 31, 2024, includes $494 of lease cost related to the Company's new printing facility. See Note 4 – Leases. The year ended December 31, 2023, includes $9,093 of expense associated with the discontinued shared mail program and print-only editions of the Company's niche publications.

(3) See Note 2 – Revenue for disaggregated revenue by reportable segment and revenue source.

Note 12: Subsequent Events

The Company evaluates subsequent events at the date of the consolidated balance sheet as well as conditions that arise after the balance sheet date but before the consolidated financial statements are issued. To the extent any events and conditions exist, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions.

On January 17, 2025, the Company received notice from the Purchaser exercising its one-time right to concurrently extend the inspection period to January 31, 2025, and the closing date to February 28, 2025. In addition, the Purchaser released to the Company $500 of its earnest money payment, which is nonrefundable.

Prior to the expiration of the inspection period, the Company and the Purchaser entered into a Second Amendment to Purchase and Sale Agreement, which allowed the Purchaser to extend the inspection period in exchange for an additional $100 deposit that would be nonrefundable to the Purchaser except in certain limited circumstances. The Company and the Purchaser subsequently agreed to extend the inspection period to February 5, 2025.

On February 5, 2025, the Company and the Purchaser entered into a Third Amendment to Purchase and Sale Agreement, to which the Company agreed to conduct additional environmental testing at the North Plant Property and upon closing deposit $600 with an escrow agent to be used if testing indicates that remediation is required under applicable environmental law.

On February 28, 2025, the Company and the Purchaser entered into a Fourth Amendment to Purchase and Sale Agreement, which provided the Purchaser a one-time right to extend the closing date to March 14, 2025, in exchange for additional consideration of $150 and an additional $250 deposit with an escrow agent, which amount would be fully earned by the Company and would be nonrefundable to the Purchaser except in certain limited circumstances. The Purchaser delivered the additional consideration and escrow deposit on February 28, 2025, in connection with the extension of the closing date to March 14, 2025.

On March 11, 2025, the Company completed the sale of the North Plant Property and received net cash proceeds of $40,651 in connection with the Sale Agreement, generating a gain of approximately $34,000 to $38,000.

The Company plans to use a portion of the proceeds from the sale of the North Plant Property to make a voluntary cash contribution to fully fund the Company's liabilities under the DallasNews Pension Plans, and expects to purchase an irrevocable group annuity contract from an insurance company to settle the Company's defined benefit obligations to participants in the DallasNews Pension Plans.

DallasNews Corporation Corporate Information

Independent Registered Public Accounting Firm

Grant Thornton LLP

Dallas, Texas

Common Stock Transfer Agent & Registrar

Computershare

P.O. Box 43078

Providence, RI 02940-3078

Enquiry: www-us.computershare.com/investor/contact/enquiry

Internet: www-us.computershare.com/investor

Investor Inquiries

DallasNews Corporation

Investor Relations

Phone: 214-977-8869

Fax: 214-977-8285

E-mail: invest@dallasnews.com

Internet: www.dallasnewscorporation.com

Stock Trading

The Company's Series A Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol DALN.

Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 9:30 a.m., Central Daylight Time, on Thursday, May 8, 2025, in the auditorium of DallasNews Corporation's corporate headquarters, located at 1954 Commerce Street, Dallas, Texas 75201.



P.O. Box 224866

Dallas, Texas 75222-4866

www.dallasnewscorporation.com